UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Juniper Pharmaceuticals, Inc.

(Name of Subject Company)

Juniper Pharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

48203L107

(CUSIP Number of Class of Securities)

Alicia Secor

President and Chief Executive Officer

33 Arch Street

Suite 3110

Boston, Massachusetts 02110

(617) 639-1500

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Stuart M. Cable, Esq.

Michael H. Bison, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item  1. Subject Company Information.

Name and Address.

The name of the subject company is Juniper Pharmaceuticals, Inc., a Delaware corporation (the “Company,” “we,” “our” or “us”). The address of the Company’s principal executive office is 33 Arch Street, Suite 3110, Boston, Massachusetts 02110. The telephone number of the Company’s principal executive office is (617) 639-1500.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of July 1, 2018, there were 11,104,757 Shares issued and outstanding.

Item	2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “—Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is https://www.juniperpharma.com/. The information on the Company’s website is not considered a part of this Schedule 14D-9.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Catalent Boston, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Catalent Pharma Solutions, Inc., a Delaware corporation (“Catalent”), to acquire all of the issued and outstanding Shares at a price per Share equal to $11.50, net to the seller in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Catalent, Inc., Catalent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on July 17, 2018, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2018 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Merger Sub is making the Offer pursuant to the Agreement and Plan of Merger, dated as of July 2, 2018 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Catalent and Merger Sub. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11, titled “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement” of the Offer to Purchase. Under the Merger Agreement following the consummation of the Offer and subject to the terms and conditions as set forth in the Merger Agreement, Merger Sub will merge (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”) with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company being the surviving corporation (the “Surviving Corporation”). Because the Merger will be effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share (other than (i) Shares held in the treasury of the Company, (ii) Shares held by Catalent, Merger Sub, or any other direct or indirect wholly owned subsidiary of Catalent or Merger Sub, (iii) Shares irrevocably accepted for payment in the Offer and (iv) Shares held by stockholders who have properly exercised their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time, will be converted into the right to receive an amount in cash equal to the Offer Price, subject to any required tax withholding (the “Merger Consideration”). As a result of the Merger, the Company will cease to be a publicly-traded company and will become wholly-owned by Catalent.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on July 17, 2018. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 12:00 midnight, New York City time, at the end of August 13, 2018, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement.

Catalent has formed Merger Sub for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Merger Sub has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Merger Sub as Exhibit (a)(1)(A) to the Schedule TO, the business address of both Catalent and Merger Sub is 14 Schoolhouse Road, Somerset, New Jersey 08873 and the telephone number of both Catalent and Merger Sub is (732) 537-6200.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal, the other documents attached as exhibits to the Schedule TO and this Schedule 14D-9, can be obtained without charge from the SEC’s website at https://www.sec.gov/.

Item	3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and any of (i) the Company’s executive officers, directors or affiliates or (ii) Catalent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company, Catalent and Merger Sub.

Merger Agreement.

The Merger Agreement governs the contractual rights among the Company, Catalent and Merger Sub in relation to the Offer, the Merger, and the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Catalent or Merger Sub. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Catalent or Merger Sub, in the Company’s or Catalent Inc.’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including the qualifications of such representations set forth in a confidential disclosure schedules provided by the Company to Catalent and Merger Sub in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Catalent and Merger Sub and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Catalent or Merger Sub. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Catalent or Merger Sub, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

A summary of the Merger Agreement is contained in Section 11 titled “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement.

An affiliate of Catalent, Catalent Pharma Solutions, LLC, and the Company entered into a confidential disclosure agreement with an effective date of February 16, 2018 (as amended, the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the affiliate agreed that, subject to certain exceptions, certain non-public, confidential and/or proprietary information that the Company has made or may make available to the affiliate in connection with discussions concerning a possible strategic transaction involving the Company and/or its stockholders, will not be disclosed or used for any other purpose. The affiliate also agreed under the Confidentiality Agreement not to directly or indirectly solicit for employment until February 16, 2019 any individual serving as an officer of the Company or any employee of the Company or any of its affiliates holding a title of Vice President or above with whom the affiliate has had substantial contact, or who was specifically identified to the affiliate, during the affiliate’s investigation of the Company and its business. Furthermore, the affiliate agreed, subject to certain exceptions, to a standstill provision pursuant to which the affiliate agreed not to make any unsolicited offer regarding a potential acquisition of the Company until August 16, 2019.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Beneficial Ownership of Common Stock.

According to the Schedule TO, except as described in the Offer to Purchase, neither Merger Sub nor Catalent, or to the knowledge of Merger Sub, any of the persons listed in Schedule A to the Offer to Purchase, or any associate or majority-owned subsidiary of Merger Sub or Catalent, beneficially owns any equity security of the Company, and neither Merger Sub nor Catalent, nor, to the knowledge of Merger Sub and Catalent, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

Arrangements with the Company’s Directors and Executive Officers in the Merger.

In considering the recommendation of the Company’s Board of Directors (the “Board”) set forth in Item 4 “The Solicitation or Recommendation—Background of the Transactions; Reasons for the Recommendation of the Board” you should be aware that, aside from their interests as stockholders, the directors and executive officers of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers and directors that relate to the Transactions.

The Company’s executive officers are as follows:

Name	Position
Alicia Secor	President, Chief Executive Officer and Director
Jeffrey Young	Chief Financial Officer
Dr. Nikin Patel	Chief Operations Officer and Director

Effect of the Offer and the Merger Agreement on Outstanding Shares

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and subject to the same conditions as the other stockholders of the Company who tender their shares in the Offer. If the Offer is consummated, any Shares owned by an executive officer or director that were not tendered in the Offer (and are not Excluded Shares (as defined in the Merger Agreement) will be converted into the right to receive an amount in cash equal to the Offer Price in the Merger on the same terms and conditions as Shares owned by other stockholders of the Company whose Shares are converted into the right to receive an amount in cash equal to the Offer Price in the Merger. As of July 1, 2018, the executive officers and directors of the Company owned, in the aggregate, 551,589 Shares (which, for clarity, excludes Shares issuable upon the exercise of Company stock options and the settlement of Company restricted stock units).

The following table sets forth (i) the number of Shares beneficially owned as of July 1, 2018, by each of our executive officers and directors (which, for clarity, excludes Shares issuable upon the exercise of Company stock options and the settlement of Company restricted stock units ) and (ii) the aggregate cash consideration that would be payable for such Shares, based on an Offer Price of $11.50 per Share (and before taxes that may be due on such amounts payable), if such Shares were to be validly tendered (and not validly withdrawn) in the Offer.

	Number of Shares (#)	Cash Value of Shares ($)
Executives
Alicia Secor(1)	16,205	186,358
Jeffrey Young	3,263	37,525
Nikin Patel	198,134	2,278,541

Directors (to the extent not listed above)
Cristina Csimma	27,199	312,789
James A. Geraghty	65,153	749,260
Jennifer Good	—	—
Dr. Mary Ann Gray	7,334	84,341
Ann Merifield	15,193	174,720
Richard Messina	219,108	2,519,742
All of our directors and executive officers as a group (9 persons)	551,589	6,343,276

(1)	Includes 5,000 shares of Common Stock held in a self-directed IRA for the benefit of James McGorry, who is Ms. Secor’s husband.

Effect of the Offer and the Merger Agreement on Company Compensatory Awards.

At the Effective Time and consistent with the terms of the Company’s Amended and Restated 2015 Long-Term Incentive Plan and the Company’s Amended and Restated 2008 Long-Term Incentive Plan (collectively, the “Company Equity Incentive Plans”), copies of which are filed as Exhibits (e)(3) and (e)(4), respectively) to this Schedule 14D-9 and are incorporated herein by reference, each outstanding and unexercised Company stock option (whether vested or unvested) (each, a “Company Option”) will be cancelled and, in exchange therefor, each former holder of any such Company Option will have the right to receive an amount in cash equal to the product obtained by multiplying (i) the excess, if any, of the Offer Price over the per share exercise price of such Company Option, by (ii) the aggregate number of Shares issuable upon exercise of such Company Option immediately prior to the Effective Time.

At the Effective Time and consistent with the terms of the Company Equity Incentive Plans, each unvested Company restricted stock unit (each, a “Company RSU” and, together with the Company Options, the “Company Compensatory Awards”) that is outstanding immediately prior to the Effective Time will be cancelled and extinguished and, in exchange thereof, each former holder of any such Company RSU will have the right to receive an amount in cash equal to the Offer Price.

For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her Company Compensatory Awards, see the section entitled “—Quantification of Cash Out of Company Compensatory Awards” below.

Severance and Change in Control Provisions of Employment Arrangements.

The Company has previously entered into an amended and restated employment agreement with each of Ms. Secor, Dr. Patel and Mr. Young, effective as of November 1, 2017 (the “Employment Agreements”). Copies of the Employment Agreements are filed as Exhibits (e)(5), (e)(6) and (e)(7), respectively, to this Schedule 14D-9 and are incorporated herein by reference. The Employment Agreements provide for cash compensation, benefits, and accelerated vesting of equity awards in the event of termination of the executive officer’s employment under certain circumstances, as described below. The severance payments described below are subject to the executive officer’s execution and non-revocation of a general release of claims in favor for Company.

In addition, the Company Equity Incentive Plans provide for accelerated vesting of equity awards granted under such plans upon a “Change of Control” (as defined in the Company Equity Incentive Plans) in the event such awards are not assumed, substituted or continued. The Transactions will constitute a Change of Control under the Company Equity Incentive Plans and the Company Options and Company RSUs will not be assumed, continued or substituted. The terms of the restricted stock unit award agreements governing the performance-based Company RSUs held by the named executive officers provide for full accelerated vesting upon a Change of Control and the terms of the stock option agreement governing Ms. Secor’s new hire Company Option provides for full accelerated vesting upon a Change of Control.

Involuntary Termination of Employment in Connection with a Change in Control.

Pursuant to the Employment Agreements, in the event an executive officer’s employment is terminated by the Company without “Cause” (as defined in the applicable Employment Agreement) or the executive officer resigns for “Good Reason” (as defined in the applicable Employment Agreement), in each case within 24 months following a Change in Control, the applicable executive officer will be entitled to the following: (i) base salary through the effective date of termination together with any accrued but unused vacation pay; (ii) a cash severance payment equal to 18 months of base salary for Ms. Secor and 12 months of base salary for each of Mr. Young and Dr. Patel; (iii) an amount equal to 150% of the target bonus for the year of termination for Ms. Secor and 100% of the target bonus for the year of termination for each of Mr. Young and Dr. Patel; (iv) if the executive officer was participating in the Company’s group health plan immediately prior to the date of termination, an amount equal to 12 months for each of Ms. Secor, Mr. Young and Dr. Patel of the portion of the premium that the Company would have made to provide health insurance for the executive officer if he or she had remained employed by the Company; and (v) full vesting of all equity awards granted to the executive officer by the Company (or, in the case of Dr. Patel, all equity awards granted on or after March 3, 2017) at the time of such termination.

Each of the Employment Agreements contains a “best after-tax benefit” provision, which provides that, to the extent that any amounts payable to an executive officer would be subject to the federal tax levied on certain “excess parachute payments” under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), the Company will either pay the executive officer the full amount due as taxed under such section or, alternatively, reduce his or her payments to the extent that no excise tax would be due under Section 4999 of the Code, whichever provides the highest net after-tax benefit to the executive officer.

In consideration of the payments and benefits to be received under the Employment Agreements, each such agreement contains customary restrictive covenants including perpetual confidentiality and nondisclosure, assignment of intellectual property work product and 12-month post-termination noncompetition and non-solicitation covenants.

Patel Retention Bonus.

The Compensation Committee of the Board approved a retention bonus for Dr. Patel in the amount of $300,000, payable in the event that the Company consummates a Change of Control (as defined in the Company’s Amended and Restated 2015 Long-Term Incentive Plan) within six months of June 7, 2018 and conditioned upon Dr. Patel’s continuous employment through the consummation of such Change of Control (the “Patel Retention Bonus Arrangement”).

For an estimate of the value of the payments and benefits described above that may become payable under the Employment Agreements and pursuant to the Patel Retention Bonus Arrangement upon the occurrence of termination of an executive officer’s employment by the Company without Cause or resignation by the executive officer for Good Reason, in each case within 24 months following the Effective Time, see the section entitled “—Golden Parachute Compensation” and the assumptions set forth under that subheading, below.

Quantification of Cash Out of Company Compensatory Awards.

As described above in the section entitled “—Effect of the Offer and the Merger Agreement on Company Compensatory Awards,” at the Effective Time, each Company Compensatory Award, whether vested or unvested, that is outstanding immediately prior thereto, will be cancelled and, in exchange therefor, each former holder of (i) a Company Option will have the right to receive an amount in cash equal to the product obtained by multiplying (A) the excess, if any, of the Offer Price over the per share exercise price of such Company Option, by (B) the aggregate number of Shares issuable upon exercise of such Company Option immediately prior to the Effective Time and (ii) a Company RSU will have the right to receive an amount in cash equal to the Offer Price.

The following table identifies for each of the executive officers and directors of the Company the number of Shares subject to outstanding Company Compensatory Awards that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes (i) that the closing of the Transactions will occur on August 14, 2018 and (ii) that no Company Options will be exercised between the date of this Schedule 14D-9 and the closing of the Transactions. For Company Options, the estimated aggregate amounts set forth below are calculated by multiplying the Offer Price of $11.50 per Share, net of the applicable exercise price, by the total number of Shares subject to each Company Option. For Company RSUs, the estimated aggregate amounts set forth below are calculated by multiplying the Offer Price of $11.50 per Share by the total number of Company RSUs.

	Vested Company Stock Options			Unvested Company Stock Options			Company Restricted Stock Units
	Shares Underlying Vested Company Stock Options (#)	Weighted Average Exercise Price ($)	Aggregate Vested Company Stock Option Payment ($)	Shares Underlying Unvested Company Stock Options (#)	Weighted Average Exercise Price ($)	Aggregate Unvested Company Stock Option Payment ($)	Company Restricted Stock Units (#)	Aggregate Company Restricted Stock Units Payment ($)	Total Equity Award Consideration ($)
Executives
Alicia Secor	144,375	7.05	642,281	318,125	6.96	1,443,094	87,650	1,007,975	3,093,350
Jeffrey Young	42,500	5.60	250,750	167,500	6.15	896,250	27,150	312,225	1,459,225
Nikin Patel	100,750	6.50	503,483	116,250	6.61	568,048	37,150	427,225	1,498,756
Directors (other than those listed above)
Cristina Csimma	—	—	—	—	—	—	8,910	102,465	102,465
James A. Geraghty	80,000	7.22	342,800	20,000	5.15	127,000	15,594	179,331	649,131
Dr. Mary Ann Gray	—	—	—	—	—	—	8,910	102,465	102,465
Ann Merrifield	—	—	—	—	—	—	8,910	102,465	102,465
Jennifer Good	—	—	—	—	—	—	15,000	172,500	172,500
Richard Messina	—	—	—	—	—	—	5,625	64,688	64,688

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to the Company’s named executive officers, who consist of Ms. Secor, Mr. Young and Dr. Patel. Dr. Bridget Martell was a named executive officer during the Company’s last full fiscal year prior to the date of the Merger Agreement, but her employment with the Company ended effective as of September 18, 2017 and she is not entitled to any payments or benefits in connection with the Transactions. The compensation in the table below is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, which a named executive officer will receive may materially differ from the amounts set forth in the table.

The table below assumes that the Transactions will close on August 14, 2018; that the named executive officer experiences a termination by the Company without Cause or resigns for Good Reason, in each case immediately following that time; and that no payments are subject to reduction to the extent required by the terms of the Employment Agreements to account for the application of Section 4999 of the Code to such payments. The amounts set forth in the table are estimates based on the Offer Price of $11.50 per Share. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the sections entitled “—Effect of the Offer and the Merger Agreement on Company Compensatory Awards” and “—Severance and Change in Control Provisions of Employment Arrangements” above.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
Alicia Secor	1,146,240	2,451,069	15,109	3,612,418
Jeffrey Young	535,340	1,208,475	—	1,743,815
Nikin Patel(4)	754,581	995,273	578	1,750,432

(1)

The cash amount payable to the named executive officers consists of a cash severance payment equal to (i) 18 months of base salary for Ms. Secor and 12 months of base salary for each of Mr. Young and Dr. Patel and (ii) 150% of target bonus for Ms. Secor and 100% of target bonus for each of Mr. Young and Dr. Patel. The cash severance payment is “double trigger” and would be due upon either a termination by the Company without Cause or a termination by the named executive officer for Good Reason, in each case within 24 months following the closing of the Transactions. The cash severance payment is subject to the execution and effectiveness of a release of claims in favor of the Company, as well as continued compliance with any applicable restrictive covenants. The cash amount payable to Dr. Patel also includes a $300,000 retention bonus payable to him upon the closing of the Transactions pursuant to the Patel Retention Bonus Arrangement. The retention bonus is a “single-trigger” payment.
(2)	The amount listed in this column includes the aggregate value of unvested Company Options and Company RSUs, the vesting of which are subject to “single-trigger” acceleration pursuant to the terms of the Merger Agreement and the Company Equity Incentive Plans and will be fully accelerated upon the Effective Time, calculated based on the number of Shares subject to the named executive officer’s unvested Company Compensatory Awards multiplied by the Offer Price (less the aggregate exercise price for any Company Options).
(3)	The amount listed in this column represents the estimated value of the monthly Company premium payment for health continuation coverage for 12 months for each of Ms. Secor, Mr. Young and Dr. Patel. With respect to health continuation, the amount is based on the named executive officer’s elected level of coverage and the rate applicable to such coverage.
(4)	The severance payments and benefits set forth in the table for Dr. Patel in the Cash and Perquisites/Benefits columns has been converted from British pounds to U.S. dollars based on the exchange rate on June 27, 2018 of 1.3113 British pounds to 1 U.S. dollar.

Executive Officer and Director Arrangements Following the Merger.

Pursuant to the Merger Agreement, Catalent has agreed that for a period of one year following the Effective Time, Catalent will provide, or cause to be provided, to each employee of the Company, including each of our executive officers, who continues employment with Catalent following the Effective Time (the “Continuing Employees”), (i) (A) base salary or base hourly wage rate (as applicable) and (B) cash incentive compensation opportunity (including bonuses and commissions), in each case in an amount at least equal to that provided to the Continuing Employee immediately prior to the Effective Time and (ii) other benefits (other than equity awards) that are not substantially less favorable in the aggregate to those provided to each such Continuing Employee immediately prior to the Effective Time and will give each Continuing Employee full credit for prior service with the Company and its subsidiaries for purposes of eligibility to participate, vesting, benefit accrual, vacation entitlement and severance benefits except with respect to any defined benefit pension plan or retiree medical benefits or to the extent that its application would result in a duplication of benefits.

In addition, Catalent will assume and honor in accordance with their terms, all deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements, and all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to employees of the Company and its subsidiaries and in effect immediately prior to the Effective Time, including the Employment Agreements.

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Catalent, the Company, or their respective affiliates regarding continued service with Catalent, the Company or their respective affiliates after the Effective Time, it is possible that Catalent, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Indemnification and Insurance.

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation for a period following the Effective Time. Such indemnification and insurance coverage is further described in the section titled “—Effect of the Merger on Director and Officer Indemnification and Insurance” below.

Effect of the Merger on Director and Officer Indemnification and Insurance.

For a period of six years after the acceptance time of the Offer (the “Acceptance Time”), Catalent will cause the Surviving Corporation to:

•	indemnify and hold harmless each present or former director or officer of the Company or of its subsidiaries (the “Indemnified Parties”) against any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred provided that the Indemnified Party will have made an undertaking to repay such expenses if its ultimately determined that such Indemnified Party was not entitled to indemnification under the terms of the Merger Agreement), judgments, fines, penalties or liabilities (including amounts paid in settlements or compromises) imposed upon or reasonably incurred in connection with or arising out of any action, suit or other legal proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness), either (i) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or any of its subsidiaries or otherwise in connection with any action taken or not taken at the request of the Company or its subsidiaries or (ii) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which such person serves or has served as director, officer, employee, agent, trustee or fiduciary at the request of the Company (including in any capacity with respect to any employee benefit plan), in each of (i) or (ii) whether or not the Indemnified Party continues in such position at the time such proceeding is brought or threatened and at, or at any time prior to, the Acceptance Time (including actions relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable law; and

•	fulfill and honor in all respects the obligations of the Company pursuant to: (i) each indemnification agreement in effect between the Company and its subsidiaries and any Indemnified Party; and (ii) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the Company’s certificate of incorporation or the Company bylaws as of the date of the Merger Agreement.

For six years after the Acceptance Time, Catalent shall, or shall cause the Surviving Corporation to maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Acceptance Time covering each such person currently covered by the Company’s officers’ and directors’ liability policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided, however, that neither Catalent nor the Surviving Corporation shall be obligated to pay annual premiums in excess of 300% of the amount per annum the Company paid in its last full fiscal year prior to the date of the Merger Agreement (the “Current Premium”). If any such annual expense would exceed that amount, then the Surviving Corporation shall maintain policies of insurance, that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium.

To satisfy Catalent’s obligations above, prior to the Acceptance Time, the Company may obtain “tail” or “runoff” policies which provide such persons currently covered by such policies with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Acceptance Time, including in respect of the Transactions; provided, however, that the amount paid for such prepaid policies does not exceed 300% of the Current Premium.

Section 16 Matters.

Pursuant to the terms of the Merger Agreement, the Company is permitted to take all steps as may be reasonably necessary to cause the Transactions, including any dispositions of Shares (including any Company Compensatory Awards) by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

After careful consideration, the Board unanimously (a) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (b) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (c) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL, (d) recommends that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, and (e) authorized the Company and its officers to take any and all reasonable actions to further the foregoing objectives and the covenants of the Company set forth in the Merger Agreement.

Accordingly, for the reasons described in more detail below, the Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “—Reasons for the Recommendation of the Board” below.

Copies of the press releases issued by the Company and Catalent, respectively, dated July 3, 2018, announcing the Merger Agreement, the Offer and the Merger, are filed as Exhibits (a)(5)(A) and (a)(5)(B) to this Schedule 14D-9 and are incorporated herein by reference.

Background of the Transactions; Reasons for the Recommendation of the Board.

Background of the Transactions

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among members of the Board, members of Company management or the Company’s representatives and other parties.

As part of its ongoing evaluation of the Company’s business, the Board, together with Company management, regularly reviews and evaluates the Company’s business and operations, strategy, and prospects as an independent company, each with a view toward enhancing stockholder value. As part of this evaluation, the Board has from time to time, considered a variety of strategic alternatives to the Company’s business strategies as an independent company, including the potential changes to the Company’s strategy and direction, and potential strategic transactions, including product acquisitions and a possible sale of the Company.

On August 17, 2016, the Company reported results from its Phase 2b clinical trial for its then lead product COL-1077. This clinical trial failed to achieve its primary and secondary endpoints, as a result of which the Company discontinued development of COL-1077. During late 2016 and 2017, the Company continued to advance the pre-clinical development of its intravaginal ring (“IVR”) platform technology and actively explored multiple potential strategic transactions, including two potential transactions that would have involved the acquisition of new therapeutic product candidates, but none of those transactions were consummated.

On September 7, 2017, at a regularly scheduled Board meeting, the Board approved a strategic reprioritization, as a result of which the Company would focus its resources on the core businesses of the manufacture and supply of

Crinone progesterone gel and its contract development and manufacturing organization (“CDMO”) business run through its wholly-owned subsidiary Juniper Pharma Services (“JPS”), and reduce its expenditures on research and development of new therapeutic product candidates, including an approximately 8% reduction in total headcount primarily in the area of new product development. At this same meeting, the Board instructed Company management to begin interviewing financial advisors to advise the Board with respect to its evaluation of potential strategic opportunities, including a potential sale of the Company. On September 18, 2017, the Company announced the strategic reprioritization and reduction in force. The closing price for the Company’s common stock on that day was $4.38 per Share.

During the fourth quarter of 2017, Company management and the Transaction Committee (defined below) met with several potential financial advisors to solicit their perspectives on the Company’s strategic position and potential strategic alternatives, and to interview these firms to potentially serve in the role as financial advisor to the Company. During these meetings, the Transaction Committee discussed recent merger and acquisition activity in the industry, the public market perspectives on the Company and feedback from certain of the Company’s stockholders. The potential financial advisors also reviewed with the Transaction Committee potential strategic parties and financial sponsors who might have an interest in acquiring the Company.

On October 24, 2017, the Board held a telephonic meeting to discuss, among other things, a potential process to explore strategic opportunities, including potentially a sale of the Company. The Board considered challenges facing the Company, including margin declines due to higher supply costs, the impact on the Company of continuing consolidation in the CDMO industry and increasingly competitive operating margins demonstrated by the Company’s peers. In light of these challenges, the Board carefully considered the potential advantages and disadvantages of conducting a strategic process pursuant to which the Company would contact and seek to discuss a potential transaction with third parties as a means by which to maximize stockholder value. At this meeting, the Board received advice from Goodwin Procter LLP (“Goodwin”), the Company’s outside legal counsel, including advice regarding the Board’s fiduciary duties in the context of the Company conducting such a process and exploring potential strategic opportunities involving the sale of the Company. The Board also engaged in a general discussion concerning various aspects of such a process, including the potential advantages and disadvantages of contacting and discussing a potential transaction with third parties. These advantages and disadvantages included the potential disruptions to the Company’s business during such a process, the risk of market rumors that might arise from discussions with various parties and the impact of such market rumors on the Company’s business, including the impact on customers, partners and employees, and the potential need to disclose the Company entering into discussions with one or more third parties relating to a potential strategic transaction.

Following the Board’s review of the foregoing considerations, the Board decided that it was in the stockholders’ best interests to undertake a strategic process to determine whether there might be parties having an interest in acquiring the Company at a valuation and on other terms that, in the aggregate, would deliver more value to the stockholders than continuing to operate the Company on a standalone basis. The Board discussed the advisability of retaining a financial advisor to assist the Board in its evaluation of strategic alternatives available to the Company, the Company’s future prospects and the Company’s intrinsic value. Based on an introduction made by a former director of the Board, the Board determined that it should interview Rothschild Inc. (“Rothschild”) and other financial advisor candidates to assist the Board in the evaluation of strategic alternatives.

At its October 24, 2017 meeting, the Board established, for purposes of efficiency, a committee of the Board comprised of independent and disinterested directors, specifically Jennifer Good, Richard Messina, Mary Ann Gray and James Geraghty as Chair (referred to herein as the “Transaction Committee”), to review, evaluate, and make recommendations to the Board as to potential strategic opportunities, including a potential sale of the Company. The Board authorized the Transaction Committee to manage the strategic process with oversight by and assistance of the Board. Throughout the Transaction Committee’s evaluation of a potential sale of the Company, the Transaction Committee conducted formal meetings and its members were also in regular informal communication with Alicia Secor, the Company’s President and Chief Executive Officer and a member of the Board, Dr. Nikin Patel, Ph.D., the Company’s Chief Operating Officer and a member of the Board,

Jeffrey Young, the Company’s Chief Financial Officer, and representatives of the Company’s financial and legal advisors and with each other.

On December 14, 2017, at a regularly scheduled Board meeting the Board approved the engagement of Rothschild to assist the Company in reviewing its strategic plan and business alternatives, including a potential sale of the Company. The Board engaged Rothschild to act as a financial advisor based on Rothschild’s qualifications, experience and reputation within the industries the Company operates. As part of its investment banking business, Rothschild regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings and other transactions. At the same meeting, the Board approved the engagement of Chestnut Securities, Inc. (“Chestnut”) to provide certain supplemental advisory services in connection with the Company’s strategic process. The Board engaged Chestnut based on Chestnut’s qualifications, experience and reputation within the industries the Company operates and based on its long-standing relationship with the Company as a result of which it had acquired substantial knowledge of and familiarity with the Company’s business and operations, competitors and the industries in which the Company operates. At this meeting, the Board also discussed potentially licensing out or otherwise monetizing the Company’s IVR platform technology.

On January 1, 2018 and January 17, 2018, respectively, the Company executed engagement letters with Chestnut and Rothschild, which were both previously approved at a December 14, 2017 meeting of the Board.

During the week of January 15, 2018, following the Company’s participation in the annual J.P. Morgan Healthcare Conference, Company management and the Chairman of the Board met in New York City with certain stockholders of the Company concerning the Company’s strategic reprioritization and strategic outlook for 2018. These meetings included a meeting with a representative of Party A (defined below).

On January 23, 2018, the Transaction Committee held a telephonic meeting to discuss, among other things, the proposed process to explore strategic alternatives, including a potential sale of the Company. Members of Company management and representatives of Rothschild and Goodwin were in attendance.

Following this meeting, also on January 23, 2018, the Company received an unsolicited, non-binding indication of interest from a hedge fund owning an interest in a company in the pharmaceutical space (“Party A”) indicating Party A’s interest in acquiring the Company in an all-cash transaction for $8.20 per Share (the “January 23 Party A Proposal”).

On January 29, 2018, the Transaction Committee held a telephonic meeting to discuss, among other things, the strategic process and the January 23 Party A Proposal. Representatives of Company management and Goodwin participated in this meeting.

Following this meeting, also on January 29, 2018, the Board held a telephonic meeting. Representatives of Company management and Goodwin participated in this meeting. The Board discussed the risk that news of the Company’s receipt of an unsolicited proposal from Party A could leak and disrupt its relationship with customers, partners and employees. Following a discussion of the challenges associated with seeking to keep the Company’s strategic process confidential, including the fact that Party A was not presently subject to any confidential obligations to the Company, the Board determined that it was in the best interests of the Company’s stockholders for the Company to issue a public statement regarding the strategic process to eliminate the risk that Party A or other parties might make public statements or create market rumors about the process in a manner detrimental to the Company’s employees, customers and stockholders. The Board also discussed the January 23 Party A Proposal and determined that it would be in the best interests of stockholders to provide Party A with access to the Company’s confidential information in an effort to encourage Party A to improve the terms of the January 23 Party A Proposal. Following a discussion of the terms of a proposed confidentiality agreement that the Company would seek to enter into with Party A, the Board determined that it would be appropriate for representatives of Rothschild to contact Party A as part of the strategic process after the Company issued a press release announcing that it was exploring strategic alternatives.

On January 30, 2018, as directed by the Transaction Committee, members of Company management and Goodwin had a call with Party A and its advisors to discuss the January 23 Party A Proposal and to propose that Party A enter into a confidentiality agreement with the Company and the terms of such confidentiality agreement.

On January 31, 2018, the Company issued a press release announcing that it had retained Rothschild as its financial advisor and was exploring strategic alternatives, including a potential sale of the Company. On January 30, 2018, the trading day immediately prior to the issuance of this press release, the closing price of the Company’s common stock was $7.20 per Share.

On February 5, 2018, the Transaction Committee held a telephonic meeting to discuss, among other things, the status of the Company’s strategic process. Members of Company management and representatives of Rothschild, Chestnut and Goodwin were present. With the assistance of Rothschild, the Transaction Committee discussed the universe of parties that the Transaction Committee believed would be most likely to have an interest in acquiring the Company. The Transaction Committee considered such factors including the parties’ interest in acquiring assets in the CDMO space, their public company acquisition experience and their perceived ability to finance a potential acquisition of the Company. The Transaction Committee also discussed the fact that certain financial sponsors having the characteristics above would also be appropriate to contact. At the conclusion of this discussion, the Transaction Committee approved a list of approximately 90 companies (which included Party A and Catalent) and authorized and directed representatives of Rothschild to contact each of these companies on a confidential basis to gauge their interest in a potential acquisition of the Company. Representatives of Goodwin provided an update on its discussions with legal counsel to Party A regarding the terms of a confidentiality agreement. The Transaction Committee also discussed a potential timetable and related mechanics for the strategic process.

From January 31 to February 15, 2018, at the direction of the Board, Goodwin had a series of discussions with Party A’s advisors in which the terms of a customary confidentiality agreement were negotiated. On February 15, 2018, the Company entered into a confidentiality agreement with Party A, which included customary non-disclosure and standstill provisions that terminated upon the public announcement by the Company of a definitive agreement to acquire the Company or by third parties of the commencement of a tender or exchange offer to acquire all of the outstanding securities of the Company.

Between February 15 and February 20, 2018, 18 parties, including each of Party A, Catalent (on February 16, 2018) and four other companies that we refer to as “Party B”, “Party C”, “Party D” and “Party E”, executed confidentiality agreements with the Company, which included customary non-disclosure and standstill provisions that included the ability of the bidder to make confidential proposals to the Company at any time following the Company’s public announcement of its entry into a definitive agreement with a third party to acquire the Company.

On February 19, 2018, the Transaction Committee held a telephonic meeting to discuss the status of the strategic process, including a potential timetable and related mechanics for the strategic process. Representatives of Company management, Rothschild, Chestnut and Goodwin participated in this meeting.

On February 20, 2018, the Transaction Committee met to review and discuss the proposed management presentations to be provided to participating bidders that would be scheduled to meet with the Company management team as part of their due diligence investigation. Members of management and representatives of Rothschild were present for a portion of the meeting at the invitation of the Transaction Committee. The Transaction Committee also discussed with management and reviewed the current long-term financial forecast outlined in the management presentations.

On February 28, 2018, representatives of Rothschild, at the direction of the Transaction Committee, sent an initial bid instruction letter on behalf of the Company to each of Catalent, Party A, Party B, Party C, Party D and

Party E, which had expressed continued interest in exploring a potential transaction with the Company, setting forth the timing and procedures for submitting preliminary offers to acquire the Company. The letter requested that preliminary offers be submitted by March 15, 2018, and address, among other things, price, transaction scope, financing sources, strategic rationale, due diligence requirements, required approvals, timing and material conditions to a sale transaction.

On March 5, 2018, the Company entered into a confidentiality agreement with an additional party on the list previously authorized by the Transaction Committee, which we refer to as “Party F”, which agreement had similar non-disclosure and standstill provisions as those included in the confidentiality agreements with Party A, Party B, Party C, Party D, Party E and Catalent, including the ability of Party F to make confidential proposals to the Company at any time following the Company’s public announcement of its entry into a definitive agreement with a third party to acquire the Company.

On March 6, 2018, the Transaction Committee held a telephonic meeting to discuss the status of the strategic process, including the status of diligence conducted by each bidder in the process. Representatives of Rothschild and Goodwin participated in this meeting.

On March 12, 2018, upon the introduction of Ms. Secor, representatives of Rothschild contacted and sent preliminary materials to “Party G”, a party on the list previously authorized by the Transaction Committee. On March 15, 2018, the Company entered into a confidentiality agreement with Party G, which agreement had similar non-disclosure and standstill provisions as those included in the confidentiality agreements with Party A, Party B, Party C, Party D, Party E, Party F and Catalent, including the ability of Party G to make confidential proposals at any time following the Company’s public announcement of its entry into a definitive agreement with a third party to acquire the Company.

By March 15, 2018, the first round deadline for preliminary non-binding indications of interest, 38 parties (which included Catalent, Party A, Party B, Party C, Party D, Party E, Party F and Party G) had expressed a potential interest in pursuing a strategic transaction with the Company and executed confidentiality agreements with the Company. Six of these 38 parties—Catalent, Party A, Party B, Party C, Party E and Party F—delivered written preliminary non-binding indications of interest to the Company on March 15, 2018. Each of these indications of interest were subject to satisfactory completion of due diligence, among other conditions, and provided for an all-cash transaction. Party A indicated a price range of $9.00-$10.50 per Share and that it would fund the transaction through its cash on hand. Party B indicated a price range of $8.00-$9.00 per Share and that it would fund the transaction with a combination of equity from an affiliated fund and debt from existing financing sources. Party C indicated an enterprise value “EV”, which Rothschild converted to a price of $9.92 per Share value for comparability with the other bidders. Party C also indicated that it would fund the transaction with a combination of equity from an affiliated fund and debt financing. Party E indicated a price range of $10.50-$12.50 per Share and that it would fund the transaction with a combination of equity from an affiliated fund and debt from an existing facility. Party F indicated an EV, which Rothschild converted to a price of $9.86 per Share value for comparability with the other bidders. Party F also indicated that it would fund the transaction with a combination of equity from an affiliated fund and debt financing. Catalent indicated a price of $10.50 per Share and indicated that it would fund the transaction through its cash on hand. Party D and Party G indicated to Rothschild that they were still reviewing the strategic opportunity and needed additional time to submit a preliminary indication of interest. The closing price for the Company’s common stock on that day was $12.50 per Share.

On March 19, 2018, the Board convened a working dinner in order to receive an update on the strategic process from the Transaction Committee. Members of Company management and representatives of Rothschild, Chestnut and Goodwin attended this dinner meeting. The Board, with the assistance of Rothschild, reviewed the six preliminary indications of interest received on March 15, 2018. Representatives of Rothschild also reviewed with the Board preliminary financial information with respect to each of the six indications of interest and preliminary financial analyses with respect to the Company. Representatives of Goodwin reviewed with the Board its fiduciary duties under Delaware law.

On March 20, 2018, the Board held a regularly scheduled Board meeting during which, among other things, the Board discussed the strategic process, including during an executive session outside of the presence of Company management. Although the Board believed that the initial indications of interest received on March 15, 2018 were in a range that would provide compelling value to the Company’s stockholders as compared to the Company’s standalone plan, the Board discussed how best to further enhance stockholder value through the next phase of the strategic process. Following these discussions, because Party A, Party B, Party C, Party E, Party F and Catalent had submitted proposals within close range of each other and in an effort to maximize competitive dynamics, the Board instructed representatives of Rothschild to advance all six of these parties to the second phase of the strategic process, during which each such party would be provided additional diligence access and would be encouraged to increase their respective offer prices. In addition, the Board instructed representatives of Rothschild to continue to encourage each of Party D and Party G, each of which had indicated that it needed additional time to submit an initial indication of interest, to participate in the Company’s strategic process.

During the period from March 26, 2018 through April 10, 2018, each of Party B, Party C, Party D, Party E and Catalent attended a presentation conducted by members of Company management and attended by representatives of Rothschild (the presentation to Catalent occurred on March 26, 2018). Following these management presentations, members of Company management and representatives of Rothschild participated in follow-up diligence discussions with each of these parties and their respective advisors.

On March 27, April 3 and April 17, 2018, the Transaction Committee held regularly scheduled meetings at which they discussed the progress of the strategic process. Representatives of Rothschild, Chestnut and Goodwin attended these meetings, with representatives of Rothschild providing the Transaction Committee with an update concerning its contact with the various parties. The Transaction Committee established a second round bid deadline of May 1, 2018 at its April 3, 2018 meeting.

On March 28, 2018, the Company received a preliminary non-binding indication of interest from Party D for a price range of $10.00-$10.50 per Share stating that it would fund the transaction with a combination of equity and debt financing. Party D’s indication of interest also proposed an alternative structure, which contemplated an asset purchase of JPS and Supply Chain Services for an EV of $110-117 million.

On April 6, 2018, at the direction of the Transaction Committee, representatives of Rothschild issued its second round bid letter inviting revised preliminary indications of interest by May 1, 2018.

On April 9, 2018, Party G submitted a preliminary non-binding indication of interest for a price range of $12.00-$12.50 per Share (the “April 9 Party G Proposal”). The April 9 Party G Proposal indicated that it was subject to due diligence, the transaction would be financed solely through Party G’s internal fund commitments and it would not be contingent on any external financing. The following day, Party G requested the ability to partner with an offshore affiliated portfolio company to make a joint proposal for the acquisition of the Company.

On April 18, 2018, the Company permitted Party G to partner with its offshore affiliated portfolio company and entered into a confidentiality agreement with this party. The standstill obligations under the confidentiality agreement with this party allowed it to make confidential proposals to the Company at any time following the Company’s public announcement of its entry into a definitive agreement with a third party to acquire the Company.

On April 19, 2018, Party E indicated to representatives of Rothschild that its lead investor, a private equity firm having investments in healthcare and life sciences companies (“Party H”), expressed an interest in acquiring the Company.

On April 23, 2018, Party H entered into a confidentiality agreement with the Company, which included customary non-disclosure and standstill provisions that permitted Party H to make confidential proposals to the

Company at any time following the Company’s public announcement of its entry into a definitive agreement with a third party to acquire the Company.

On April 24, 2018, the Transaction Committee held a telephonic meeting to discuss the status of the strategic process. Representatives of Rothschild, Chestnut and Goodwin participated in this meeting.

On April 25, 2018, the Company announced that it entered into an exclusive worldwide license agreement with Daré Bioscience (“Daré”) for the development and commercialization of the Company’s IVR technology platform. The closing price of the Company’s stock on April 25, 2018 was $7.95 per Share.

On or prior to the second round bid deadline of May 1, 2018, Party D and Party E indicated that they were no longer interested in exploring a potential transaction with the Company.

From May 1 through May 3, 2018, the Company received non-binding written indications of interest from Party B, Party C, Party F, Party H and Catalent. Party B indicated a price of $9.00 per Share and requested a 15-business day exclusivity period. Party C indicated an EV which representatives of Rothschild converted to $9.20 per Share, which Share price was later confirmed with Party C. Party C also requested a reasonable period of exclusivity. Party F indicated a price of $9.62 per Share, which was later revised to be $9.95 per Share (and later confirmed by Party F) due to Party F using an incorrect share amount for the basis of its $9.62 per Share offer price. Party F also requested a six week period of exclusivity. Party H indicated an EV, which Rothschild converted to a price range of $8.25-$9.77 per Share value for comparability with the other bidders and did not request any period of exclusivity. Catalent indicated a price of $11.00 per Share, requested access to key employees to discuss the possibility of retention agreements and requested a 30-day period of exclusivity. The closing price for the Company’s common stock on April 30, 2018 was $8.15 per Share.

On May 2, 2018, Party A indicated that it was no longer interested in exploring a potential transaction with the Company.

On May 3, 2018, the Transaction Committee held a telephonic meeting to discuss the status of the strategic process. Members of Company management and representatives of Rothschild, Chestnut and Goodwin participated in this meeting. The Transaction Committee, with the assistance of Rothschild, discussed the five indications of interest received from May 1 through May 3, 2018. Although Party G did not submit a second round proposal, it indicated to representatives of Rothschild that it was still engaged in due diligence and planned to submit a revised proposal. The Board instructed representatives of Rothschild to encourage Party G to remain in the process given that it submitted the highest bid in the first round and decided to defer consideration of the bids until Party G had submitted its second round proposal. The Transaction Committee also discussed that Company management should be restricted from having discussions with any bidders regarding their roles, compensation, retention or investment arrangement in connection with a proposed transaction.

During the May 3, 2018 meeting, in executive session, the Board discussed establishing a formal special committee of independent and disinterested directors to manage the Company’s strategic alternatives, and to make a recommendation to the full Board as to the advisability of pursuing any such strategic alternatives. The Transaction Committee noted that, although there were no known actual conflicts at the time, because of the potential for conflicts of interest with the Company’s management to arise in the context of a potential sale to a financial sponsor, it would be prudent to form a special committee of independent and disinterested directors to direct the strategic process on behalf of the Board. Following this discussion, the Board determined to defer final consideration of whether to establish a formal special committee to the next Board meeting, which had previously been scheduled to occur on May 7, 2018.

On May 3, 2018, a representative of Party G met with certain members of Company management in London for an introductory meeting while other representatives of Party G attended telephonically. Representatives of Rothschild attended this meeting. In these discussions, no specific terms or conditions of employment, including potential compensation, or any interests in the surviving company, were discussed.

On May 4, 2018, Party G indicated that it planned to submit a second round bid the following week with an estimated timeline to signing of 40-45 days.

On May 7, 2018, the Board held a telephonic meeting to discuss the status of the strategic process and the possible formation of a special committee. Members of Company management and representatives of Rothschild, Chestnut and Goodwin participated in this meeting. Representatives of Rothschild updated the Board on the most recent discussions with the five parties that had submitted indications of interest in the previous round and Party G, which continued to express a strong desire to submit a proposal and had indicated that it would submit a proposal later that day. Representatives of Goodwin again reviewed with the Board its fiduciary duties under Delaware law, including in view of the fact that financial sponsors, including Party G, remained interested in acquiring the Company. The Board determined that members of Company management should not meet with any of the bidders independently without the presence of Rothschild or Goodwin, and that specific terms or conditions of employment, including potential compensation, or any interests in the surviving company should not be discussed at any such meetings, and instructed representatives of Rothschild to communicate this back to all bidders. The Board then met in executive session without the presence of the management directors. Representatives of Goodwin remained in attendance for this portion of the meeting. The Board established a special committee (the “Special Committee”), consisting of independent and disinterested directors, to consider and evaluate any proposals that might be received by the Company regarding a potential sale transaction, participate in and direct the negotiation of the material terms and conditions of any such transaction, and recommend to the Board the advisability of entering into any such transaction or pursuing any other strategic alternative. The Board determined that all of the members of the Board, other than Ms. Secor and Dr. Patel, were independent and disinterested for purposes of serving on the Special Committee, but for purposes of efficiency and convenience the Special Committee would be comprised of the same individuals previously serving on the Transaction Committee, specifically Jennifer Good, Richard Messina, Mary Ann Gray and James Geraghty as Chair. The Board directed Rothschild to assist the Special Committee in its review of a potential sale transaction. Throughout the Special Committee’s evaluation of a potential sale of the Company, the Special Committee conducted formal meetings, but its members were also in regular informal communication with the Company’s advisors and with each other. The May 7 meeting concluded with a decision to have the Special Committee consider the second round bids following receipt of Party G’s proposal, which was expected later that day.

Later on May 7, 2018, Party G submitted a non-binding written indication of interest indicating a price of $12.25 per Share (the “May 7 Party G Proposal”).

On May 8, 2018, the Special Committee held a telephonic meeting to discuss the status of the strategic process. Members of the Company’s management and representatives of Rothschild, Chestnut and Goodwin participated in this meeting. Representatives of Rothschild reviewed with the Special Committee preliminary financial information with respect to each of the six indications of interest received by the Company between May 1 and May 7, 2018, and also reviewed with the Special Committee each of the bidders’ proposed sources of financing. The Special Committee discussed the fact that each of the bidders, except for Party H, had requested to enter into exclusive negotiations with the Company. The Special Committee discussed that it was in the best interests of the Company’s stockholders to advance more than one bidder to the next round of the strategic process in order to increase the probability of successfully executing a transaction that would maximize value for the stockholders. After a discussion with its advisors, the Special Committee determined that Party G and Catalent should be advanced to the next stage of the process given that their proposals offered the highest price per Share. Additionally, the Special Committee instructed representatives of Rothschild to encourage Party B to increase its proposed price given that its proposal indicated the fastest timeline to signing and greatest certainty of value because it required no third party financing and contained no financing contingency. The Special Committee discussed the fact that Party C, Party F and Party H were the farthest behind in their respective due diligence investigations of the Company and, as such, the Special Committee believed that it would be prudent to focus the Company’s resources and efforts on working only with Party B, Party G and Catalent at this time. Accordingly, the Special Committee determined to invite Catalent, Party B and Party G to participate in a third round of the process consisting of, among other things, continued due diligence by the parties and the drafting and negotiation of legal documentation. In addition, the Special Committee determined that it was not in the best interests of the Company’s stockholders to grant exclusivity to any of the parties at this point in the process. At the conclusion of this meeting, the Special Committee instructed representatives of Rothschild to invite each of Catalent, Party B and Party G into the third round of the process and encourage them to improve their offer prices and other transaction terms.

Later on May 8, 2018, representatives of Rothschild provided to the Board information regarding its relationships with various bidders in the process, including Party B, Party G and Catalent. Following a discussion, the Special Committee determined that Rothschild had no relationships with any of these parties that, in the judgment of the Special Committee, would compromise Rothschild’s independence or impair Rothschild’s ability to render impartial advice to the Special Committee.

On May 9, 2018, the Company received a revised proposal from Party B indicating a purchase price of $10.00 per Share and that it would be in a position to sign a transaction within 15 business days (the “May 9 Party B Proposal”).

On May 10, 2018, the Company received a revised proposal from Party F (the “May 10 Party F Proposal”) reflecting an increased per Share value of $9.95 per Share. In addition to offering $9.95 per Share, the May 10 Party F Proposal contemplated in general terms a potential contingent value rights mechanism whereby future contingent payments made by Daré in connection with the IVR licensing agreement would accrue to existing Company stockholders if and to the extent that they are received by the Company, although no specific proposal was provided. The May 10 Party F Proposal also included a financing condition and requested a six week exclusivity period to negotiate, execute and announce a definitive transaction agreement.

On May 12, 2018, Party F contacted representatives of Rothschild to clarify that the May 10 Party F Proposal was contingent upon the Company agreeing to exclusive negotiations.

On May 14, 2018 and May 15, 2018, Party G attended on-site due diligence meetings in Nottingham, U.K., which were conducted by members of Company management. Representatives of Rothschild were present at these meetings.

On May 15, 2018, the Special Committee held a telephonic meeting to discuss the May 10 Party F Proposal. Members of Company management and representatives of Rothschild, Chestnut and Goodwin were in attendance. The Special Committee discussed the likelihood of success of the Daré license agreement on a time-adjusted and risk-adjusted basis and also noted that the May 10 Party F Proposal was contingent on granting Party F exclusivity. Given that the May 10 Party F Proposal was significantly lower in price than the bids received from Party G and Catalent and that Party F continued to have significant due diligence to perform, the Special Committee determined that it was not in the best interests of the Company’s stockholders to grant exclusivity to Party F at this point in the process. The Special Committee instructed representatives of Rothschild to inform Party F that while the Company was not willing to grant exclusivity at this point in the process, it would be willing to let Party F continue in the strategic process on a non-exclusive basis. Representatives of Rothschild also informed the Special Committee that representatives of Catalent indicated that Catalent was willing to proceed on a non-exclusive basis and that Party C had withdrawn from the process because it was not interested in proceeding on a non-exclusive basis.

On May 16, 2018, the Board held a regularly scheduled meeting to discuss operational updates and the status of the strategic process. Representatives of Goodwin attended this meeting. Representatives of Goodwin reviewed with the Board its fiduciary duties under Delaware law. The Board discussed the current proposals received from Party B, Party G and Catalent, the execution risks presented by each of their proposals and next steps regarding the strategic process.

On May 17, 2018, Party F informed representatives of Rothschild that it was not interested in exploring a potential transaction with the Company on a non-exclusive basis.

On May 22, 2018, the Special Committee held a telephonic meeting to discuss the status of the strategic process. Members of Company management and representatives of Rothschild, Chestnut and Goodwin participated in this meeting. At this meeting, representatives of Rothschild updated the Special Committee on its recent contacts with Catalent, Party B and Party G. Following this discussion, the Special Committee directed representatives of Rothschild to distribute bid instruction letters to Catalent, Party B and Party G setting June 12, 2018 as the final bid deadline.

On May 22, 2018, at the direction of the Special Committee, representatives of Rothschild distributed a bid instruction letter to Catalent, Party B and Party G. The letter indicated a deadline for submitting final, binding written proposals by June 12, 2018 and also requested comments from each of the bidders on the Company’s proposed form of merger agreement by that date.

During May 2018, the Company revised the long-term financial forecasts outlined in the management presentations, which comprise the Forecasts, to account for actual results, changes in foreign exchange rates and the shifting of supply batches from one fiscal year to another. See “—Certain Prospective Financial Information.” On May 25, 2018, the Forecasts were provided to bidders, except for the 2023 Forecasts. The 2023 Forecasts were not provided to bidders, but were used by Rothschild in developing its fairness opinion. See “—Opinion of the Company’s Financial Advisor.”

On May 29, 2018, the Special Committee held a telephonic meeting to discuss the status of the strategic process. Members of Company management and representatives of Rothschild, Chestnut and Goodwin participated in this meeting. At this meeting, representatives of Rothschild updated the Special Committee on its recent contacts with Catalent, Party B and Party G, and the parties’ respective due diligence investigations and stated level of interest in continuing to pursue a strategic transaction with the Company. Goodwin reviewed with the Special Committee its fiduciary duties in the context of evaluating a potential sale of the Company for cash.

On May 30, 2018, representatives of Catalent attended an on-site meeting at the Company’s facility in Nottingham, U.K. with members of the Company’s management team to conduct a due diligence review of the JPS operations. Representatives of Rothschild were present at this meeting. In these discussions, no specific terms or conditions of employment, including potential compensation, or any interests in the surviving corporation, were discussed.

On June 5, 2018, the Special Committee held a telephonic meeting to discuss the status of the strategic process. Certain members of the Company’s management and representatives of Rothschild, Chestnut and Goodwin participated in this meeting. Representatives of Rothschild reported that the three bidders who remained in the process continued to perform due diligence on the Company and indicated that they would each submit final bids by the June 12 final bid deadline. During executive session outside the presence of management, the Special Committee also discussed the advisability of approving certain retention payments to key members of Company management who had played a significant role in the strategic process to date and whose continued involvement with the Company and in the process would be critical to a successful transaction. The Special Committee believed that these retention payments, if made, should require in each case that the executive continue to be employed by the Company through the closing of any potential change in control transaction. Following this discussion, the Special Committee concluded that it would be appropriate to further discuss these matters with the assistance of Radford Associates (“Radford”), the Company’s third party executive compensation consulting firm that the Compensation Committee of the Board had previously engaged to provide advice concerning executive compensation arrangements.

On June 6 and June 7, 2018, the Special Committee and Compensation Committee of the Board held joint telephonic meetings to further consider the appropriateness of authorizing retention payments to certain of the Company’s key employees. Certain members of the Company’s management and representatives of Rothschild, Chestnut and Goodwin participated in portions of these meetings. By invitation of the Special Committee and the Compensation Committee, a representative of Radford also participated in portions of these meetings. During executive session outside the presence of management, the Compensation Committee, upon recommendation of the Special Committee, with the assistance of its advisors, discussed and approved an aggregate amount of $900,000 of retention bonuses to be awarded to three key members of Company management payable upon consummation of any sale of the Company resulting from the strategic process. (See “—Patel Retention Bonus”.)

On June 12, 2018, the Special Committee held a telephonic meeting to discuss the status of the strategic process. Certain members of the Company’s management and representatives of Rothschild, Chestnut and Goodwin participated in this meeting. The Special Committee discussed next steps in the strategic process and agreed to convene again on June 13, 2018 after final bids were received from Catalent, Party G and Party B.

On June 12, 2018, Catalent, Party G and Party B submitted to representatives of Rothschild final written offer letters as well as initial comments to the draft merger agreement provided by the Company. Catalent indicated a price of $11.00 per Share (the “June 12 Catalent Proposal”), contemplated an all-cash, two-step transaction to be funded entirely by cash on hand and stated that Catalent expected to enter into retention agreements with selected key employees of the Company. The June 12 Catalent Proposal requested that the Company agree to negotiate exclusively with Catalent for a period of 45 days. Party G indicated a price of $11.00 per Share (the “June 12 Party G Proposal”) and contemplated an all-cash, one-step transaction to be funded through a newly formed offshore entity jointly owned and funded by Party G’s dedicated investment fund and an offshore portfolio company of Party G. The June 12 Party G Proposal also indicated that Party G would be exploring sources of potential debt financing but that the offer was not contingent on Party G obtaining debt financing. The June 12 Party G Proposal requested that the Company agree to negotiate exclusively with Party G for a period of 45 days. Party B indicated a price of $11.50 per Share (the “June 12 Party B Proposal”), and contemplated an all-cash, two-step transaction funded solely with equity from Party B’s dedicated investment fund. The June 12 Party B Proposal further provided that Party B was prepared to complete its remaining confirmatory due diligence and execute a definitive merger agreement within five business days, and requested that the Company agree to negotiate exclusively with Party B for a period of ten business days. The closing price for the Company’s common stock on that day was $9.15 per Share.

On June 13, 2018, the Special Committee held a telephonic meeting to discuss the status of the strategic process. Members of the Board, Company management and representatives of Rothschild, Chestnut and Goodwin participated in this meeting. The Special Committee, with the assistance of the other directors, the Company’s management and legal and financial advisors, discussed the revised proposals received from Catalent, Party B and Party G on July 12, including the execution risk of each proposal. Representatives of Rothschild reviewed with the Special Committee certain financial aspects of the three revised proposals, noting that the June 12 Party G Proposal was lower than the $12.25 per Share offer that it previously submitted on May 7, 2018 and that Party G had not provided an explanation for this decrease in offer price. Representatives of Goodwin also reviewed with the Special Committee the material terms of the three proposals, including those aspects of each proposal that introduced potential execution risks and the material open points on the revised drafts of the merger agreements received from each of the three parties. Among the factors considered by the Special Committee was that Party B indicated in its bid letter that it believed it could execute a definitive agreement in five business days, whereas both Party G and Catalent indicated they would require a 45-day exclusivity period to perform confirmatory due diligence and negotiate a definitive merger agreement. In addition, Party G’s bid contemplated the formation of a new offshore entity with Party G’s offshore affiliated portfolio company which the Special Committee determined introduced additional execution risks associated with potential regulatory approvals and potential delays related to the proposed funding of the new entity with offshore capital. Catalent’s bid contemplated that key Company employees would enter into retention agreements with Catalent in connection with the execution of the definitive merger agreement. With respect to Catalent’s proposal, the Special Committee considered the execution risks associated with the requirement in the June 12 Catalent Proposal that certain key employees of the Company enter into retention arrangements with Catalent, as well as the fact that the June 12 Catalent Proposal requested a 45-day exclusivity period. The Special Committee also discussed the execution risks associated with the fact that the June 12 Party G Proposal contemplated an offshore acquisition vehicle partially funded by an offshore operating company, which could make it significantly more challenging for the Company to seek recourse against these parties in the event that the transaction was not consummated following execution of a definitive merger agreement. The Special Committee also discussed the possibility of additional regulatory approval risks, including potential delays in obtaining those approvals, associated with the June 12 Party G Proposal in view of the fact that the acquisition vehicle itself and one of the funding sources for that vehicle were offshore entities. In addition, the Special Committee noted that the June 12 Party G Proposal contemplated a one-step cash merger structure, which the Special Committee viewed as less favorable to the Company’s stockholders from a time-to-completion perspective than a customary two-step cash transaction structure involving a tender offer. Finally, the Special Committee considered the fact that the June 12 Party G Proposal requested a 45-day exclusivity period. The Special Committee again reviewed and discussed the risks and opportunities relating to the Company’s long-term strategic plan and prospects, and the Company’s ability to execute on its strategic plan as an independent, stand-alone company. As a result of this discussion, the Special Committee concluded that pursuing a sale transaction at the price levels set forth in the June 12 proposals would deliver value to the Company’s stockholders in excess of the value that could be achieved by remaining as an independent, stand-alone company.

The Special Committee and other members of the Board (other than Ms. Secor and Dr. Patel) then met in executive session to continue its discussion and analysis of the three proposals. Representatives of Rothschild, Chestnut and Goodwin remained in attendance for this portion of the meeting. Following further discussion, the Special Committee determined that each of the June 12 Catalent Proposal and the June 12 Party G Proposal presented meaningful execution risks and that, in view of the fact that the June 12 Party B Proposal offered the highest price with the lowest execution risk, including at most a 10-day exclusive negotiation period, it was advisable and in the best interests of the Company’s stockholders to seek to move forward exclusively and expeditiously with Party B. Accordingly, the Special Committee instructed representatives of Rothschild and Goodwin to inform Party B that the Company was prepared to move forward exclusively with Party B for a period of five business days, subject to the following conditions: (i) that Party B increase its offer price to $11.75 per Share; (ii) that Party B agree to a customary “break-up fee” not to exceed 3% of the equity value of the transaction; (iii) that Party B confirm that any arrangements between management or other key employees and Party B must be negotiated only after the closing of the transaction; and (iv) that Party B agree that the Company would be a third party beneficiary to Party B’s equity financing commitment and that Party B backstop the Company’s damages remedy for any breach by Party B’s acquisition vehicle of its obligations under the merger agreement.

On June 14, 2018, representatives of Rothschild communicated the Company’s counterproposal to Party B in accordance with the Special Committee’s direction from the June 13 meeting. In addition, Goodwin and Party B’s legal counsel discussed certain legal aspects of the Company’s counterproposal. Later that day, representatives of Party B communicated to representatives of Rothschild that the terms of the Company’s counterproposal, including the increase in its offer price of $11.75 per Share, were acceptable, provided that instead of Party B backstopping the Company’s damages remedy under the merger agreement for a breach by Party B’s acquisition vehicle, Party B would instead agree to pay the Company a customary “reverse break-up fee” in an amount equal to 5% of the equity value of the transaction in the event that Party B failed to consummate the transaction when required to do so (the “June 14 Party B Proposal”).

Later on June 14, 2018, the members of the Special Committee agreed that it was advisable to move forward with Party B on the terms outlined by the Special Committee at its June 13 meeting, with the change proposed by Party B relating to the reverse break-up fee as set forth in the June 14 Party B Proposal.

Throughout June 14, 2018, Goodwin and counsel to Party B negotiated the terms of an exclusivity agreement.

On June 15, 2018, Party B notified representatives of Rothschild that it would need to lower its June 14 proposal to a price less than $11.75 per Share in order to account for certain estimated transaction expenses and potential changes in the Company’s net working capital that Party B had not incorporated into its financial model. On that same day, representatives of Rothschild informed the Special Committee that Party B had not accounted for certain estimated transaction expenses and potential changes in the Company’s net working capital, and that Party B had indicated that it would need to reduce its offer price. At the direction of the Special Committee, representatives of Rothschild contacted representatives of Party B to discuss how Party B expected to account for the estimated transaction expenses and potential changes in net working capital and the amount by which Party B expected to reduce the $11.75 offer price set forth in the June 14 Party B Proposal.

On June 18, 2018, the Special Committee held a telephonic meeting to discuss the status of the strategic process. Members of the Board, Company management and representatives of Rothschild, Chestnut and Goodwin attended this meeting. Representatives of Rothschild updated the Special Committee on its most recent discussions with Party B and the Company’s efforts over the prior weekend to satisfy Party B’s due diligence requests regarding estimated transaction expenses and potential changes in net working capital. Representatives of Rothschild informed the Board that it had advised Party B, at the direction of the Special Committee, to resubmit a bid at a price meaningfully above $11.00 per Share in order to remain competitive relative to other bidders.

The Special Committee then met in executive session and continued a discussion with only other members of the Board other than Ms. Secor and Dr. Patel, representatives of Rothschild, Chestnut and Goodwin. The Special Committee again discussed the June 12 Catalent Proposal, the June 12 Party G Proposal and the June 14 Party B Proposal, the current status of discussions with Party B concerning its modeling of estimated transaction expenses and net working capital, and the advisability of having continued contact with Catalent and Party G.

On June 19, 2018, at the direction of the Special Committee, Goodwin engaged with Party G’s legal counsel to seek clarification of certain issues raised by the June 12 Party G Proposal, including with respect to Party G’s proposed transaction structure and other issues in Party G’s markup of the draft merger agreement. Party G re-confirmed that it and an offshore affiliated operating company intended to form and jointly fund an offshore acquisition vehicle.

On June 20, 2018, Party B submitted a revised written proposal to the Company on the same terms as the June 14 Party B Proposal, but indicating an all-cash purchase price of $10.85 per Share and requiring a five day exclusive negotiation period (the “June 20 Party B Proposal”).

On June 20, 2018, the Special Committee held a telephonic meeting with members of the Board, representatives of Rothschild, Chestnut and Goodwin to review the June 20 Party B Proposal and recent discussions with Catalent and Party G. Representatives of Goodwin updated the Special Committee on discussions with Party G’s legal counsel seeking clarification of certain issues raised by the June 12 Party G Proposal, including with respect to Party G’s proposed transaction structure and other issues in Party G’s markup of the draft merger agreement. The Special Committee determined that the June 12 Party G Proposal continued to present an unacceptable level of execution risk to the Company and its stockholders. Representatives of Rothschild also updated the Special Committee on the most recent contacts between representatives of Rothschild and Party B and Catalent, noting that Party B confirmed its final bid at $10.85 per Share and that Catalent had orally reconfirmed the July 12 Catalent Proposal at $11.00 per Share. Representatives of Rothschild further noted that Party B had advised Rothschild that the June 20 Party B Proposal was its best and final offer and that Party B was prepared to move expeditiously to sign and announce a definitive agreement for a transaction following a five business day exclusive negotiation period. Representatives of Goodwin also reviewed with the Special Committee the principal execution risks associated with each of the three proposals, which the Special Committee viewed as being unchanged since its June 13 meeting. The Special Committee believed that the June 20 Party B Proposal continued to provide the greatest certainty of value among the three offers and would provide compelling value to the Company’s stockholders as compared to the Company’s standalone plan.

Following a discussion, the Special Committee determined that the June 20 Party B Proposal represented Party B’s best and final offer and that asking Party B to improve this offer again would put at risk the ongoing negotiations with Party B to finalize the terms of the merger agreement. The Special Committee considered the risk of losing the opportunity to potentially execute a merger agreement within five business days with Party B and the risk that the Company would not be able to successfully negotiate terms of a definitive transaction with Catalent over a 45-day exclusivity period, in addition to the Special Committee’s understanding of the condition imposed by Catalent that it reach acceptable retention arrangements with certain key employees. The Special Committee also noted that Party B’s work plan for the five business day exclusivity period demonstrated Party B’s commitment to move expeditiously towards signing a definitive agreement. Based on the discussion at this meeting and on the Special Committee’s earlier deliberations, the Special Committee concluded that the June 20 Party B Proposal at $10.85 per Share would, if consummated, provide greater certainty of value to the Company’s stockholders relative to the June 12 Catalent Proposal and the June 12 Party G Proposal. However, the Special Committee also determined that prior to entering into exclusivity with Party B, it would be prudent for the Company to confirm Catalent’s price and conditions to signing as set forth in the June 12 Catalent Proposal. The Special Committee therefore concluded that if Catalent’s price and conditions to signing remained the same as indicated in the June 12 Catalent Proposal, the Company would enter into a five business day exclusivity period with Party B based on the June 20 Party B Proposal.

On June 21, 2018, at the direction of the Special Committee, representatives of Rothschild contacted representatives of Catalent to seek confirmation of the terms of the June 12 Catalent Proposal, including its offer price of $11.00 per Share, its proposed timeline to signing and its requirement regarding retention agreements with certain key employees of the Company. Catalent confirmed that $11.00 per Share was its best and final offer, clarified that it may be willing to reduce its request for exclusivity from 45 days to 30 days, provided that the exclusivity period would automatically extend for so long as the parties were negotiating in good faith as of the end of the initial 30 day period, and that Catalent wanted retention agreements with certain key employees of the Company to be identified by Catalent during the exclusivity period.

On June 21, 2018, at the direction of the Special Committee, a representative of Rothschild informed Party G that the June 12 Party G Proposal was not competitive and that the Company would not engage in further discussions with Party G at that time.

On June 21, 2018, following Catalent’s confirmation of the terms of the June 12 Catalent Proposal, the Company and Party B executed an agreement providing for exclusive negotiations (the “Exclusivity Agreement”) between the Company and Party B until 5:00 p.m. Eastern Time on June 27, 2018. Thereafter, Goodwin sent a revised draft of the merger agreement to Party B’s legal counsel.

On June 22, 2018, at the direction of the Special Committee, a representative of Rothschild informed Catalent that the Company was under exclusivity with another bidder.

On June 22, 2018, the Special Committee held a telephonic meeting to discuss the status of negotiations with Party B. Other members of the Board, members of Company management, a representative of Rothschild, and representatives of Chestnut and Goodwin attended this meeting. The Special Committee discussed the logistics of seeking to enter into a definitive merger agreement with Party B by 5:00 p.m., Eastern Time on June 27, 2018.

On June 25, 2018, Party B’s outside counsel provided a revised draft of the merger agreement to Goodwin. From June 25 through June 28, 2018, representatives of Goodwin and Party B’s outside counsel exchanged drafts and engaged in discussions regarding the terms of the merger agreement.

In the afternoon of June 25, 2018, Catalent submitted an unsolicited, written revised proposal indicating that it was prepared to increase its offer price to $11.25 per Share (the “June 25 Catalent Proposal”). The June 25 Catalent Proposal further indicated that it was prepared to revisit its previously proposed requirement that certain key employees of the Company enter into employment or retention agreements with Catalent as a condition to entering into a definitive merger agreement with the Company. The June 25 Catalent Proposal also indicated that Catalent’s revised offer would expire at 5:00 p.m., Eastern Time, on June 26, 2018.

On the morning of June 26, 2018, the Special Committee held a telephonic meeting to discuss, among other things, the June 25 Catalent Proposal. Other members of the Board, members of Company management and representatives of Rothschild, Chestnut and Goodwin participated in the meeting. The Special Committee discussed the fact that the terms of the Exclusivity Agreement prohibited the Company from engaging with Catalent at this time. However, the Special Committee determined that it was not in the best interests of the Company’s stockholders to enter into a definitive merger agreement with Party B during the exclusivity period without first considering the June 25 Catalent Proposal. The Special Committee also determined that it was not in the best interests of the Company and its stockholders to engage with Catalent on its revised proposal without first clarifying with Catalent its conditions to signing, including whether the retention of certain key employees of the Company remained a requirement of Catalent’s proposal.

Following these discussions, the Special Committee directed representatives of Rothschild to communicate to Party B that the Company had received an unsolicited, revised proposal from another bidder at $11.25 per Share and removed certain signing contingencies that were included in this bidder’s previous proposal and that Party B would need to significantly increase the terms of its offer price in order for the Company to be in a position to enter into a definitive merger agreement with Party B on or prior to the end of the exclusivity period. The Special Committee also discussed the fact that if the exclusivity period with Party B expired without the Company and Party B having entered into a definitive merger agreement, then it would be prudent for the Company to encourage Party B to remain in the strategic process while the Company reengaged with Catalent.

Later in the morning of June 26, 2018, representatives of Rothschild had a call with a representative of Party B as directed by the Special Committee. Representatives of Rothschild indicated that the Company had received an unsolicited, revised proposal from another bidder at $11.25 per Share that removed certain signing contingencies that were included in this bidder’s previous proposal and that Party B would need to significantly increase the terms of its offer price in order for the Company to be in a position to enter into a definitive merger agreement with Party B on or prior to the end of the exclusivity period. At the direction of the Special Committee, representatives of Rothschild communicated to Party B that, notwithstanding the Company’s receipt of this unsolicited, revised proposal, the Company would work to close out Party B’s remaining confirmatory diligence items and open issues in the transaction documents with Party B until the expiration of the exclusivity period. Representatives of Rothschild also encouraged Party B to increase its offer price, as directed by the Special Committee. On a subsequent call later that day, representatives of Party B advised representatives of Rothschild that Party B was unwilling to increase its offer price. The closing price for the Company’s common stock on June 26, 2018 was $9.35 per Share. On the same day, following communication by representatives of Rothschild to Party B’s representatives, representatives of Goodwin conveyed the same message to Party B’s legal counsel. Later that same day, representatives of Party B’s legal counsel called Goodwin and articulated Party B’s position that it had completed its confirmatory due diligence, that it was prepared to enter into the merger agreement and related transaction agreements in the forms previously provided to the Company, and that Party B would not continue negotiations with the Company following the expiration of the exclusivity period in parallel with negotiations by the Company with another bidder.

On the evening of June 26, 2018, the Special Committee held a telephonic meeting to discuss the status of negotiations with Party B. Other members of the Board, members of Company management and representatives of Rothschild, Chestnut and Goodwin participated in this meeting. Representatives of Rothschild and Goodwin updated the Special Committee on their respective discussions with Party B’s representatives since the last Special Committee meeting. The Special Committee then met in executive session with Goodwin and continued discussions concerning potential next steps if the exclusivity period with Party B expired without the parties having entered into a definitive merger agreement.

Also on June 26, 2018, Goodwin provided revised drafts of the merger agreement and an equity commitment letter and limited guaranty to Party B’s legal counsel.

On June 27, 2018, prior to the expiration of the exclusivity period under the Exclusivity Agreement, Party B informed representatives of Rothschild that Party B’s legal counsel had circulated revised drafts of the merger agreement and related transaction agreements to Goodwin and that Party B was prepared to enter into those agreements. Party B did not indicate a willingness to increase its offer price above $10.85 per Share. The Exclusivity Agreement expired at 5:00 p.m. Eastern Time.

Following the expiration of the Exclusivity Agreement on June 27, 2018, at the direction of the Special Committee, Goodwin telephoned Catalent’s outside legal counsel, Duane Morris LLP (“Duane Morris”), to convey that the Special Committee had received and was considering the June 25 Catalent Proposal. Goodwin emphasized the competitive nature of the Company’s strategic process and that price, the timing necessary for Catalent to complete confirmatory due diligence and enter into a definitive merger agreement, and the specific outstanding confirmatory due diligence items to be completed by Catalent were the Special Committee’s primary considerations. Goodwin advised Duane Morris that Catalent should quickly submit a new proposal with its last, best and final offer price, a list of any material comments on the draft merger agreement, a list of any open diligence items Catalent would need to resolve prior to entering into a definitive agreement and the date by which it expected it would be in a position to sign a definitive agreement. The representatives of Goodwin also indicated to Duane Morris that the Company intended to provide an updated draft of the merger agreement to Duane Morris shortly. Later that evening, representatives of Rothschild relayed the same message to Catalent.

Later in the evening of June 27, 2018, Goodwin provided a revised draft of the merger agreement to Duane Morris.

From June 27 through July 2, 2018, representatives of Goodwin and Duane Morris exchanged drafts and engaged in discussions, along with representatives of Catalent, regarding the terms of the merger agreement.

On June 28, 2018, the Special Committee held a telephonic meeting. Other members of the Board, members of Company management and representatives of Rothschild, Chestnut and Goodwin participated in this meeting. Representatives of Rothschild and Goodwin updated the Special Committee on their most recent conversations with Catalent and its advisors. Goodwin also provided an update on the negotiations of the merger agreement with Catalent, including the discussions between the parties regarding the amount of the company termination fee. Representatives of Rothschild also informed the Special Committee that, at the direction of the Special Committee, they had indicated to Party B that the Special Committee was focused on a proposal from another party that was more favorable on both price and terms than Party B’s proposal and that the Special Committee intended to explore this other proposal now that the exclusivity period with Party B had ended. The Special Committee then discussed the timetable for the completion of Catalent’s confirmatory due diligence and the potential execution of a definitive merger agreement with Catalent.

Later in the day on June 28, 2018, a representative of Rothschild received a revised offer of $11.50 per Share from Catalent (the “June 28 Catalent Proposal”), which Catalent indicated was its best and final offer. That same day, Catalent confirmed its material comments on the draft merger agreement and requested certain confirmatory due diligence.

On the morning of June 29, 2018, members of the Company’s management, Goodwin, Catalent and Duane Morris participated in additional due diligence calls.

On June 29, 2018, the Special Committee held a telephonic meeting to discuss the proposed transaction with Catalent and the status of discussions with Party B. Other members of the Board, and representatives of Rothschild, Chestnut and Goodwin participated in this meeting. Representatives of Rothschild communicated to the Special Committee that a representative of Party B had called Rothschild requesting an update. Representatives of Rothschild informed the Board that Rothschild had reiterated to Party B that the Board was focused on a proposal from another party and encouraged Party B to increase its offer price. A representative of Party B indicated to representatives of Rothschild that Party B had submitted its best and final offer and that if Party B did not receive a response from the Board before the end of the weekend, then Party B would withdraw its proposal. Party B indicated that it would be able to complete the transaction documents and sign a transaction before the opening of markets on Monday, July 2, 2018. Representatives of Goodwin noted that Party B’s legal counsel had communicated the same message to Goodwin. Representatives of Goodwin provided an update on the status of the merger agreement discussions with Duane Morris. Representatives of Rothschild also updated the Board on teleconference calls that Catalent had with key members of the Company’s management team on which representatives of Rothschild participated. In these discussions, no specific terms or conditions of employment, including potential compensation, or any interests in the surviving corporation, were discussed. The Special Committee also discussed that, to date, no specific terms or conditions of employment, including potential compensation or any interest in the surviving corporation were discussed between Company management and Catalent. At the Special Committee’s request, with the other members of the Board present, representatives of Rothschild reviewed and discussed its preliminary financial analyses with respect to the $11.50 per Share cash consideration being offered pursuant to the June 28 Catalent Proposal.

On July 2, 2018, following the close of markets in the United States, the Board held a telephonic meeting to discuss the final terms of the proposed transaction with Catalent and the status of discussions with Party B. Members of Company management and representatives of Rothschild, Chestnut and Goodwin were present at this meeting. Representatives of Rothschild and Goodwin provided an update on the discussions with Catalent and Party B since the last Board meeting. Representatives of Goodwin again reviewed the fiduciary duties of the Board in connection with a potential sale of the Company. Representatives of Goodwin also provided an overview of the negotiation process to date with Catalent’s representatives, as well as a presentation regarding the proposed final terms of the Merger Agreement.

Also at this meeting, representatives of Rothschild reviewed and discussed its final financial analyses of the $11.50 per Share cash consideration and rendered an oral opinion to the Board, which was subsequently confirmed by delivery of a written opinion on July 2, 2018, to the effect that, as of that date and on the basis of and subject to the qualifications, limitations and assumptions set forth in the written opinion, the Offer Price or the Merger Consideration, as applicable, payable to the holders of Shares (other than Excluded Shares, as defined in the Merger Agreement) in the Transaction pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. After further discussing the advantages and risks of the proposed transaction that are described in the section entitled “—Reasons for Recommendation of the Board,” and based on the discussions and deliberations at the June 26 and June 29 meetings, upon recommendation of the Special Committee, the Board unanimously adopted and declared the advisability of the Merger Agreement, and further declared that the Merger Agreement was in the best interests of the Company and its stockholders, and recommended that the Company’s stockholders approve the Merger Agreement. At this same meeting, the Compensation Committee of the Board also approved all of the compensation arrangements for purposes of Rule 14d-10 promulgated under the Securities Exchange Act of 1934, as amended.

Later on July 2, 2018, the parties finalized and executed the Merger Agreement.

Later in the evening of July 2, 2018, after the Merger Agreement was signed, representatives of Rothschild received a revised proposal from Party B at $11.25 per Share.

On the morning of July 3, 2018, before the stock market opened, the Company issued a press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with the Company’s management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of the Company and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board recommends that the Company stockholders tender their Shares in response to the Offer:

Offer Price. The Board considered:

•	the historical market prices, volatility and trading information with respect to the Shares;

•	the recent historical trading prices of the Company common stock, as compared to the Merger Consideration, including the fact that the $11.50 per Share Offer Price represents a premium of approximately 32.2% to the closing price of the Company common stock of $8.70 per Share on July 2, 2018, the last trading day before public announcement of the Merger Agreement and a premium of 59.7% to Juniper’s unaffected share price on January 30, 2018, the last trading day prior to the date on which Juniper announced that it was exploring strategic alternatives;

•	the fact that the Offer Price and, if applicable, the Merger Consideration, are in the form of cash, providing certainty, immediate value, and liquidity to the Company stockholders; and

•	the benefits that the Company was able to obtain as a result of discussions with Catalent, including increases in the Offer Price to be received by the Company stockholders from the purchase price initially proposed by Catalent, and the Board’s belief that the Offer Price of $11.50 per Share was the maximum price that Catalent would be willing to agree to in the Transactions.

Industry Dynamics and Impact on the Company. The Board considered that the consideration to be received by the Company stockholders in the Transactions provides greater certainty of value to the Company stockholders relative to the potential trading price of the Company common stock over a longer period after taking into account the long-term risks to the Company’s business resulting from the impact of general economic and market trends on the Company’s sales, as well as the general risks of market conditions that could reduce the Company’s stock price. The Board also considered the highly competitive environment in which the Company operates and is expected to operate in the future, the fact that some of the Company’s margins have decreased due to an increase in supply costs, the impact on the Company of continuing consolidation in the CDMO industry in which the Company operates and increasingly competitive operating margins demonstrated by the Company’s peers.

The Company’s Operating and Financial Condition and Prospects. The Board considered the Company’s operating and financial performance and prospects for the Company, including certain prospective forecasts for the Company prepared by Company management, which reflect an application of various assumptions of Company management. The Board considered the inherent uncertainty of achieving management’s prospective forecasts, including those set forth in the section entitled “—Certain Prospective Financial Information,” and that as a result the Company’s actual financial results in future periods could differ materially from management’s forecasted results.

Potential Strategic Alternatives. The Board considered its belief that the value offered to the Company stockholders in the Offer and the Merger was more favorable to the Company stockholders than the potential value of remaining an independent public company, and that 92 different parties were involved in the competitive processes throughout 2018, for several rounds of bids, in an effort to obtain the best value reasonably available to stockholders.

Negotiation Process. The Board actively sought proposals from other parties it believed were logical potential buyers (as more fully described above under the section entitled “—Background of the Transactions”). The Board considered the fact that the terms of the Merger Agreement were the result of extensive arm’s-length negotiations conducted by the Company, with the knowledge and at the direction of the Board, and with the assistance of the Company’s management and legal and financial advisors.

Rothschild’s Opinion and Related Financial Presentation. The Board considered the financial presentation and opinion of Rothschild, dated July 2, 2018, to the Board as to the fairness, from a financial point of view and as of such date, to the holders of Shares (other than Excluded Shares, as defined in the Merger Agreement) of the Offer Price or the Merger Consideration, as applicable, payable to such holders pursuant to the Merger Agreement, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as further described under the caption “—Opinion of the Company’s Financial Advisor.”

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of “Company Material Adverse Effect,” the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to lead to an offer that is superior to the Offer and the Merger (including from potential purchasers previously identified in connection with the Company’s strategic processes, none of which are subject to standstill provisions that would prevent them from making such an offer), the ability of the Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior offer, the Company’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, the respective termination rights of the Company and Catalent and the $5,580,000 termination fee payable by the Company under certain circumstances (which the Board believed was reasonable relative to termination fees in transactions of a similar size), would not likely preclude competing bids and would not likely be payable unless the Board entered into a definitive agreement for a superior offer.

Conditions to the Consummation of the Offer and Merger; Likelihood of Completion. The Board considered that the consummation of the Offer is conditioned upon stockholders tendering and not validly withdrawing a sufficient number of Shares such that Catalent will own at least a majority of the outstanding Shares immediately following closing of the Offer. The Board considered the likelihood of the consummation of the Merger contemplated by the Merger Agreement if the Shares tendered pursuant to the Offer are accepted for payment.

Tender Offer Structure; Timing of Completion. The Board considered the anticipated timing of the consummation of the Transactions, and the structure of the transaction as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

Extension of Offer Period. The Board considered that, subject to the termination rights set forth in the Merger Agreement, Merger Sub must extend the Offer for one or more periods until January 3, 2019, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent so waivable by Catalent or Merger Sub).

Appraisal Rights. The Board considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

Business Reputation of Catalent. The Board considered the business reputation and capabilities of Catalent and its management and the substantial financial resources of Catalent and, by extension, Merger Sub, which the Board believed supported the conclusion that a transaction with Catalent and Merger Sub could be completed relatively quickly and in an orderly manner.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by Company management and the Board, including, but not limited to the following:

•	the fact that the Company stockholders will not be entitled to participate in any potential future benefit from the Company’s execution of management’s standalone strategic business plan;

•	the Merger Agreement precludes the Company from actively soliciting alternative transaction proposals and requires payment by the Company of a $5,580,000 termination fee under certain circumstances, including in the event the Merger Agreement is terminated by the Company to accept a superior offer;

•	the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transaction, the Company will have incurred significant transaction costs and the Company’s relationships with its partners, employees and other third parties may be adversely affected;

•	the effect of the public announcement of the Merger Agreement, including effects on the Company’s relationship with its partners and other business relationships and the Company’s ability to attract and retain key management and personnel;

•	the restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Offer which could delay or prevent the Company from undertaking some business opportunities that may arise during that time;

•	the risk of litigation; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Opinion of the Company’s Financial Advisor.

As of January 17, 2018, the Company retained Rothschild to act as its exclusive financial advisor in connection with a potential sale of the Company. In connection with Rothschild’s engagement, the Board requested that Rothschild evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares (as defined in the Merger Agreement)) of the Offer Price or the Merger Consideration, as applicable, payable to such holders in the Transactions pursuant to the Merger Agreement. The Company selected Rothschild based on its qualifications, expertise and familiarity with the Company’s business and industry. As part of its investment banking business, Rothschild regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings and other transactions.

On July 2, 2018, at a meeting of the Board held to evaluate the proposed merger, Rothschild delivered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion on that same date, to the effect that, as of such date and on the basis of and subject to the qualifications, limitations and assumptions set forth in the written opinion, the Offer Price or the Merger Consideration, as applicable, payable to the holders of Shares (other than Excluded Shares) in the Transactions pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Rothschild’s written opinion, dated July 2, 2018, to the Board, which sets forth, among other things, the assumptions, procedures, factors, qualifications and limitations on the review undertaken by Rothschild in connection with such opinion, is attached as Annex A to this Schedule 14D-9. The Company’s stockholders are urged to read the opinion carefully and in its entirety. The summary of Rothschild’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

Rothschild’s opinion was provided for the benefit of the Board (solely in its capacity as such) in connection with and for the purpose of its evaluation of the Transactions. Rothschild’s opinion was limited to the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares (as defined in the Merger Agreement)) of the Offer Price or the Merger Consideration, as applicable, payable to such holders in the Transactions pursuant to the Merger Agreement, and Rothschild did not express any opinion as to any underlying decisions which the Company might make to engage in the Transactions or any alternative transaction. Rothschild’s opinion did not constitute a recommendation to the Board as to whether to approve the Transactions or a recommendation as to whether or not any holder of the Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote or otherwise act with respect to the Transactions or any other matter.

In connection with its opinion, Rothschild, among other things:

•	reviewed a draft of the Merger Agreement dated July 2, 2018;

•	reviewed certain publicly available business and financial information that Rothschild deemed to be generally relevant concerning the Company and the industry in which it operates, including certain publicly available research analyst reports and the reported price and historical trading activity for the Shares;

•	compared the proposed financial terms of the Transactions with the publicly available financial terms of certain transactions involving companies Rothschild deemed generally relevant and the consideration received in such transactions;

•	compared the financial and operating performance of the Company with publicly available information concerning certain other public companies Rothschild deemed generally relevant, including data relating to public market trading levels and implied trading multiples;

•	reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company, including certain financial forecasts and net operating loss (“NOL”) utilization forecasts relating to the Company prepared by the management of the Company, including those set forth in the section entitled “—Certain Prospective Financial Information”, which we refer to as the Forecasts; and

•	performed such other financial studies and analyses and considered such other information as Rothschild deemed appropriate for the purposes of its opinion.

In addition, Rothschild held discussions with certain members of the management of the Company regarding the Transactions, the past and current business operations and financial condition and prospects of the Company, the Forecasts and certain other matters Rothschild believed necessary or appropriate to its inquiry.

In arriving at its opinion, with the Board’s consent, Rothschild relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to Rothschild by or on behalf of the Company and its associates, affiliates and advisors, or otherwise reviewed by or for it, and Rothschild did not assume any responsibility or liability therefor. Rothschild did not conduct any valuation or appraisal of any assets or liabilities of the Company (including, without limitation, real property owned by the Company or to which the Company holds a leasehold interest), nor were any such valuations or appraisals provided to Rothschild, and Rothschild did not express any opinion as to the value of such assets or liabilities. Rothschild did not evaluate the solvency or fair value of the Company or Catalent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. In addition,

Rothschild did not assume any obligation to conduct any physical inspection of the properties or the facilities of the Company or Catalent. At the direction of the management of the Company, Rothschild used and relied upon the Forecasts for purposes of its opinion. In relying on the Forecasts, Rothschild assumed, at the direction of the Company, that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the management of the Company as to the expected future results of operations and financial condition of the Company and the expected future utilization of NOLs by the Company. Rothschild did not express any view as to the reasonableness of the Forecasts and the assumptions on which they are based.

For purposes of rendering its opinion, Rothschild assumed that the transactions contemplated by the Merger Agreement would be consummated as contemplated in the Merger Agreement without any waiver or amendment of any terms or conditions, including, among other things, that the parties will comply with all material terms of the Merger Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Transactions, no material delays, limitations, conditions or restrictions will be imposed. For purposes of rendering its opinion, Rothschild also assumed that there had not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements and other information, financial or otherwise, relating to the Company made available to Rothschild, and that there was no information or any facts that would make any of the information reviewed by Rothschild incomplete or misleading. Rothschild did not express any opinion as to any tax or other consequences that may result from the Transactions, nor did its opinion address any legal, tax, regulatory or accounting matters. Rothschild relied as to all legal, tax and regulatory matters relevant to rendering its opinion upon the assessments made by the Company and its other advisors with respect to such issues. In arriving at its opinion, Rothschild did not take into account any litigation, regulatory or other proceeding that is pending or may be brought against the Company or any of its affiliates. In addition, Rothschild relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any material respect from the draft of the Merger Agreement reviewed by Rothschild.

Rothschild’s opinion was necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they existed and could be evaluated on, and the information made available to Rothschild as of, the date of the opinion and the conditions and prospects, financial and otherwise, of the Company as they were reflected in the information provided to Rothschild and as they were represented to Rothschild in discussions with management of the Company. Rothschild did not express any opinion as to the price at which the Shares would trade at any future time. Rothschild’s opinion was limited to the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares (as defined in the Merger Agreement)) of the Offer Price or the Merger Consideration, as applicable, payable to such holders in the Transactions pursuant to the Merger Agreement. Rothschild was not asked to, nor did it, offer any opinion as to the terms, other than the Offer Price and the Merger Consideration to the extent expressly set forth in its opinion, of the Transactions, the Merger Agreement or any other agreement entered into in connection with the Transactions.

Rothschild’s opinion was provided for the benefit of the Board (solely in its capacity as such) in connection with and for the purpose of its evaluation of the Transactions. Rothschild’s opinion should not be construed as creating any fiduciary duty on Rothschild’s part to any party. In addition, the Board did not ask Rothschild to address, nor did Rothschild’s opinion address, (i) the fairness to, or any other consideration of, the holders of any class of securities (other than holders of Shares and then only to the extent expressly set forth in Rothschild’s opinion) or creditors or other constituencies of the Company or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Catalent, the Company, or any class of such persons, whether relative to the Offer Price and the Merger Consideration payable pursuant to the Merger Agreement or otherwise.

Rothschild’s opinion was given and speaks only as of its date. Subsequent developments may affect Rothschild’s opinion and the assumptions used in preparing it, and Rothschild does not have any obligation to update, revise, or reaffirm its opinion. Rothschild’s opinion was approved by the Global Advisory Commitment Committee of Rothschild.

The following represents a summary of the material financial analyses performed by Rothschild in connection with providing its opinion, dated July 2, 2018, to the Board. The summary of these analyses is not a comprehensive description of all analyses and factors considered by Rothschild. The preparation of a fairness opinion is a complex analytical process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. No one method of analysis should be regarded as critical to the overall conclusion reached by Rothschild. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Rothschild was based on all analyses and factors taken as a whole and also on application of Rothschild’s experience and judgment, which conclusion may involve significant elements of subjective judgment and qualitative analysis.

Some of the summaries of financial analyses performed by Rothschild include information presented in tabular format. In order to fully understand the financial analyses performed by Rothschild, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Rothschild. The order of analyses described below does not represent the relative importance or weight given to the analysis by Rothschild.

As used in this section, (a) all references to “fully diluted” shares and phrases of similar import, when used in relation to the Company, mean the outstanding Shares as well as the outstanding options to purchase Shares and the restricted stock units under the Equity Incentive Plans, calculated on a treasury method basis based on the most recently available information as of July 2, 2018 as provided by the management of the Company to Rothschild, (b) the “EV” of a company as of any given time refers to the enterprise value of such company at such time and (c) the “EBITDA” of a company for any given period means the earnings before interest, taxes, depreciation and amortization of such company during such period.

Selected Public Companies Analysis.

Rothschild performed a selected public companies analysis in order to derive an implied per share equity value reference range for the Company from the market value and trading multiples of other publicly traded companies and then compared this implied per share equity value reference range with the Offer Price provided for in the Merger Agreement. For the purposes of the selected public companies analysis, (a) projections for the Company excluded any milestone or royalty payments that the Company may receive related to the IVR platform, IVR-related research and development expenses and one-time items related thereto, and (b) Rothschild selected publicly traded companies to be used in the analysis that Rothschild deemed most relevant to consider in relation to the Company, based on its professional judgment and experience, because they are public companies that provide active pharmaceutical ingredients and/or outsourced contract development and manufacturing services to pharmaceuticals companies that Rothschild considered similar to the operations of one or more of the business lines of the Company. However, because of inherent differences in businesses, operations and prospects, none of the publicly traded companies listed below are directly comparable to the Company. The publicly traded companies selected by Rothschild for purposes of this analysis included the following companies, which we refer to, collectively, as the selected public companies:

•	Lonza Group AG, which we refer to as Lonza

•	Catalent, Inc., which we refer to as Catalent, Inc.

•	Siegfried Holding AG, which we refer to as Siegfried

•	Cambrex Corporation, which we refer to as Cambrex

•	Recipharm AB, which we refer to as Recipharm

For purposes of its analysis of the selected public companies, Rothschild reviewed, among other things, (i) for each of the selected public companies, the per share closing stock price of such selected public companies on July 2, 2018, (ii) for each of the selected public companies, public filings made by such selected public companies for certain historical financial information and data from FactSet Research Systems, Inc., a data source containing historical and estimated financial data for such selected public companies, and (iii) the Forecasts, as provided by the management of the Company and approved for Rothschild’s use, and calculated the EV of each of the selected public companies as a multiple of the estimated EBITDA for calendarized fiscal years ending December 31, 2018 and December 31, 2019, which multiple we refer to as EV/EBITDA.

Unless otherwise noted in the chart below, EV for the above metrics was calculated as fully diluted market value based on the per share closing stock prices on July 2, 2018 plus, with respect to each of the selected public companies, such company’s most recently disclosed net debt.

The results of Rothschild’s review of EV/EBITDA is summarized in the chart below:

EV/EBITDA
	2018E	2019E
Lonza	14.7x	13.5x
Catalent, Inc.	14.6x	13.3x
Siegfried	14.7x	12.7x
Cambrex	10.2x	9.6x
Recipharm	12.8x	10.8x
Mean	13.4x	12.0x
Median	14.6x	12.7x
High	14.7x	13.5x
Low	10.2x	9.6x

Based on the 2018E and 2019E EV/EBITDA multiples calculated above and on Rothschild’s professional judgment, including its professional judgment regarding relative scale, customer concentration, service offerings, and other operating characteristics of the Company as compared to the selected public companies. Rothschild applied an illustrative range of EV/EBITDA of 9.0x to 11.0x to the estimated EBITDA of the Company for fiscal year 2018, as provided in the Forecasts, and a range of EV/EBITDA of 8.5x to 10.5x to the estimated EBITDA of the Company for fiscal year 2019, as provided in the Forecasts, to reach a range of implied EVs for the Company for fiscal years 2018 and 2019. To calculate implied equity values, Rothschild then subtracted from such implied EVs the estimated amount of net debt of the Company as of June 30, 2018, which was $(17.8) million, as provided by the management of the Company and approved for Rothschild’s use. Rothschild then divided such implied equity values by the number of fully diluted outstanding Shares, as provided by the management of the Company and approved for Rothschild’s use, to reach the following implied per share equity value reference ranges for the Company, rounded to the nearest $0.05, as compared to the Offer Price:

Implied Per Share Equity Value Reference Range for Juniper Pharmaceuticals, Inc.		Offer Price
2018E Multiple Range	2019E Multiple Range
$11.05 - $13.05	$9.85 - $11.65	$11.50

Selected Precedent Transactions Analysis.

Rothschild performed a selected precedent transactions analysis in order to derive an implied per share equity value reference range for the Company from transaction value multiples in merger and acquisition transactions involving other target companies and then compared this implied per share equity value reference range with the Offer Price provided for in the Merger Agreement. For the purposes of the selected precedent transactions analysis, projections for the Company excluded any milestone or royalty payments that the Company may receive related to the Company’s IVR platform, IVR-related research and development expenses and one-time items. Using publicly available information, Rothschild analyzed the transaction value multiples in the 19 selected precedent transactions listed in the table below involving target companies that provide active pharmaceutical ingredients and/or outsourced contract development and manufacturing services to pharmaceuticals companies that generally reflected similar characteristics to the Company’s business operations.

Announcement Date	Acquirer	Target	EV (US$m)	EV/LTM EBITDA
6/6/17	The Carlyle Group & GTCR LLC	Albany Molecular Research, Inc.	1,622	13.3x
5/15/17	Thermo Fisher Scientific, Inc.	Patheon N.V.	7,239	17.3x
12/15/16	Lonza Group AG	Capsugel S.A.	5,500	15.1x
11/28/16	Catalent, Inc.	Accucaps Industries Limited	75	10.1x
9/13/16	Catalent, Inc.	Pharmatek Laboratories, Inc.	87	14.5x
5/5/16	Albany Molecular Research, Inc.	Prime European Therapeuticals S.p.A. (Euticals)	358	13.3x
4/18/16	Recipharm AB	Kemwell AB	206	15.5x
4/11/16	Eurazeo SA	Novacap Group	748	7.1x
2/23/16	Recipharm AB	Mitim Srl	75	8.0x
10/20/15	Recipharm AB	Nitin Lifesciences Limited	142	12.4x
7/16/15	Albany Molecular Research, Inc.	Gadea Grupo Farmacéutico	174	10.2x
11/13/14	Recipharm AB	Lusomedicameta Sociedade Técnica Farmacêutica S.A.	140	8.8x
9/30/14	Consort Medical plc	Aesica Holdco Limited	373	11.5x
8/19/14	Recipharm AB	Corvette Pharmaceutical Services Group	160	8.0x
6/2/14	Albany Molecular Research, Inc.	Oso Biopharmaceuticals Manufacturing, LLC	110	12.9x
3/24/14	Albany Molecular Research, Inc.	Cedarburg Pharmaceuticals, Inc.	40	7.4x
11/19/13	JLL Partners, Inc. / Koninklijke DSM N.V.	Patheon Inc.	1,950	13.3x
10/29/12	Patheon Inc.	Banner Pharmacaps Inc.	255	10.2x
8/22/11	Catalent, Inc.	Aptuit LLC (Clinical Trial Supplies business)	410	10.2x
Mean				11.5x
Median				11.5x
Mean (EV sub-$300m)				10.7x
Median (EV sub-$300m)				10.2x

Based on its professional judgment and experience, Rothschild deemed these transactions relevant to consider in relation to the Company and the Transactions. No company, business or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which the Company or the Transactions was compared.

For purposes of this analysis, Rothschild reviewed the transaction value of each of the selected precedent transactions and calculated the implied EV for the target company based on the consideration paid in the selected precedent transaction as well as the implied EV of the target company of the selected precedent transaction as a multiple of the last twelve months (LTM) EBITDA of the target company publicly disclosed at the time each such selected precedent transaction was announced, which multiple we refer to as EV/LTM EBITDA.

Based on the EV/LTM EBITDA multiples calculated for all of the selected precedent transactions and the selected precedent transactions with EVs of less than $300 million, and Rothschild’s professional judgment, Rothschild applied an illustrative range of EV/LTM EBITDA of 9.0x to 11.0x to the estimated EBITDA of the Company for LTM ended June 30, 2018, as provided in the Forecasts, to reach a range of implied EVs. To calculate implied equity values, Rothschild then subtracted from such implied EVs the estimated amount of net debt of the Company as of June 30, 2018, which was $(17.8) million, as provided by the management of the Company and approved for Rothschild’s use. Rothschild then divided such implied equity values by the number of fully diluted outstanding Shares, as provided by the management of the Company and approved for Rothschild’s use, to reach the following implied per share equity value reference ranges for the Company, rounded to the nearest $0.05, as compared to the Offer Price:

Implied Per Share Equity Value Reference Range for Juniper Pharmaceuticals, Inc.	Offer Price
$8.90 - $10.35	$11.50

Illustrative Discounted Cash Flow Analysis.

Rothschild performed separate discounted cash flow analyses on the Company’s business and operations (excluding IVR-related milestones and royalty payments), the IVR milestone and royalty payments, and tax credits from NOL utilization because each stream of cash flows has significantly different profiles. The estimated future unlevered free cash flows used in the analyses were included in the Forecasts provided to Rothschild by the Company. In these analyses, Rothschild calculated a range of implied EVs by taking the sum of:

•	the estimated unlevered, after-tax free cash flow that the Company was forecasted by the Company to generate from the midpoint of fiscal year 2018, using a standard mid-year convention, through the end of fiscal year 2023 based on the Forecasts provided by the management of the Company, after the application of a range of illustrative after-tax discount rates, which were based on the estimated weighted average cost of capital (the “WACC”) for the Company;

•	the terminal value of the Company, estimated by applying illustrative ranges of growth rates in perpetuity of 2.0% to 3.0% to the estimated unlevered after-tax free cash flows for the terminal period that were provided by the Company, after the application of a range of illustrative after-tax discount rates based on the estimated WACC;

•	the estimated risk adjusted cash flows the Company was forecasted by the Company to generate as a result of IVR payments from the midpoint of fiscal year 2018, using standard a mid-year convention, through the end of fiscal year 2037 based on the Forecasts provided by the management of the Company, after the application of a range of illustrative after-tax discount rates, which were based on the estimated WACC; and

•	the estimated levered cash flows the Company was forecasted to generate as a result of tax credits from NOL utilization, based on the Forecasts provided by the management of the Company, after the application of a discount rate based on the Company’s cost of equity of 15.5-16.1%.

Unlevered, after-tax free cash flows for all periods were calculated as earnings before interest after tax, less increases in net working capital, plus depreciation and amortization, less capital expenditures. In calculating such unlevered, after-tax free cash flows, share-based compensation was treated as a cash expense. A range of illustrative after-tax discount rates of 14.0% to 16.0% was used, based on the Company’s estimated WACC, which Rothschild calculated using the traditional capital asset pricing model. Rothschild calculated a range of implied EVs from which a range of implied equity values for the Company was then calculated by decreasing the range of EVs by the amount of the Company’s net debt as estimated as of June 30, 2018 by the management of the Company in the Forecasts. Rothschild then divided the range of implied equity values for the Company by the number of fully diluted outstanding Shares, as provided by the management of the Company and approved for Rothschild’s use. These analyses indicated the following implied per share equity value reference range for the Company, as compared to the Offer Price:

Implied Per Share Equity Value Reference Range for Juniper Pharmaceuticals, Inc.	Offer Price
$10.10 - $12.00	$11.50

Other Factors.

In rendering its opinion, for illustrative purposes only and not relied upon in reaching its conclusion, Rothschild also reviewed and considered other factors, including:

•	historic closing prices of the Shares, noting, as a reference point that the closing price of the Shares ranged from $3.85 to $7.20 in the 52-week period preceding January 31, 2018 (prior to the public announcement of Rothschild’s engagement); and

•	the premia paid in selected precedent transactions, involving targets listed on either the Nasdaq Stock Market or the New York Stock Exchange, announced from June 2013 to June 2018, with implied equity values between $50 million and $300 million (excluding bankruptcy), noting that the first (1st) and third (3rd) quartile of premia paid in these selected transactions relative to the target company’s unaffected closing stock price, ranged from 15% to 53% and that when a premium of 15% to 53% was applied to the closing price of $7.20 per Share prior to January 31, 2018, the resulting range of implied prices was $8.30 to $11.05 per Share.

The valuation and financial analyses set out above are not a comprehensive description of all analyses and examinations actually conducted by Rothschild in connection with its opinion and are qualified in their entirety by reference to the full text of the written opinion of Rothschild attached hereto as Annex A.

Miscellaneous.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant valuation and financial analyses and the application of those methods to the particular circumstances involved, and therefore a fairness opinion necessarily is not susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses or the summary as a whole, could create an incomplete view of the processes underlying Rothschild’s analyses and opinion. In arriving at its fairness determination, Rothschild considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Rothschild made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described above as a comparison is directly comparable to the Company or the Transactions. Rothschild prepared the analyses described above solely as part of the analysis performed by Rothschild with respect to the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares) of the Offer Price or the Merger Consideration, as applicable, payable to such holders in the Transactions pursuant to the Merger Agreement, and were provided to the Board in connection with the delivery of Rothschild’s opinion.

In performing its analyses, Rothschild made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Rothschild’s analyses were based in part upon the Forecasts and other third party research analyst estimates, which are not necessarily indicative of actual future results and which may be significantly more or less favorable than suggested by Rothschild’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Merger Agreement or their respective advisors, none of the Company, Catalent, Rothschild or any other person assumes responsibility if future results are materially different from those forecasted by the Company’s management or third parties.

As described above, Rothschild’s opinion, together with the financial analyses performed by Rothschild in connection with its opinion and reviewed by the Board, was one of many factors that the Board took into consideration in making the recommendation of the Board described in “—Reasons for Approval of the Merger; Recommendation of the Board of Directors”. Rothschild was not asked to, and did not, recommend any specific consideration to holders of Shares provided for in the Merger Agreement, which consideration was determined through arm’s length negotiations between Catalent and the Company. Rothschild did not recommend any specific amount of consideration to holders of Shares or the Board or that any specific amount of consideration constituted the only appropriate consideration in the context of the Transactions. Consequently, Rothschild’s opinion should not be viewed as determinative of the views of the Board or the management of the Company with respect to the Offer Price or the Merger Consideration or the Transactions, including whether the Board would have been willing to determine that a different Offer Price or Merger Consideration was fair from a financial point of view.

Rothschild is acting as financial advisor to the Company with respect to the merger and will receive an aggregate fee of approximately $4.9 million from the Company for its services, $500,000 of which has been paid for services performed by Rothschild through June 2018, $500,000 of which became payable upon delivery of Rothschild’s opinion, and approximately $3.9 million of which is contingent upon the consummation of the Transactions. The Company has also agreed to reimburse Rothschild for certain expenses and to indemnify Rothschild against certain liabilities arising out of its engagement.

During the two-year period ending on July 2, 2018, Rothschild did not provide financial services to Catalent or the Company other than, in the case of the Company, with respect to Rothschild’s engagement in connection with the strategic plan and business alternatives review of the Company that resulted in the Transactions. Rothschild and its affiliates are engaged in a wide range of financial advisory and investment banking activities. Rothschild or its affiliates may in the future provide financial services to the Company, Catalent and/or their respective affiliates in the ordinary course of their businesses from time to time and may receive fees for the rendering of such services. In addition, in the ordinary course of their asset management, merchant banking and other business activities, Rothschild’s affiliates may trade in the securities of the Company, Catalent or any of their respective affiliates, for their own accounts or for the accounts of their respective affiliates and customers, and may at any time hold a long or short position in such securities.

Certain Prospective Financial Information.

The Company does not, as a matter of course, publicly disclose long-term projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods given, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. In connection with its evaluation of potential strategic alternatives and specifically the Transactions, however, the Company’s management prepared certain Forecasts, which were presented to the Board and Rothschild as described above under the heading “—Opinion of the Company’s Financial Advisor.” The Forecasts, which consist of Forecasts for 2018-2023, the Probability Adjusted IVR Forecasts for 2018-2037 and Forecasts for Net Operating Loss for 2018-2031, are summarized below.

The Forecasts were developed under the assumption of continued standalone operation and did not give effect to any changes or expenses as a result of the Transactions or any effects of the Transactions. The Forecasts were not prepared with a view toward public disclosure and, accordingly, do not comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles (“GAAP”). The prospective financial information included in this Schedule 14D-9 has been prepared by, and is the responsibility of, the Company’s management as described above. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, nor have they assumed any responsibility for the accuracy or completeness thereof. The Forecasts were prepared solely for the internal use of the Company and are subjective in many respects.

The projected financial data provided in the tables included in this section have not been updated since the date of their preparation to reflect subsequent developments or events that could impact the Company or its future financial performance, and should not be treated as guidance with respect to projected results for any fiscal year or other period. In addition, the projected financial data provided in these tables includes non-GAAP financial information. This non-GAAP financial information should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows, as a measure of liquidity. They also should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial metrics may differ from others in its industry, including with respect to EBITDA, EBIT and Unlevered Free Cash Flow, and the non-GAAP financial metrics in these tables are not necessarily comparable with similarly titled metrics or information used by other companies. No reconciliation of non-GAAP financial metrics in the Forecasts to GAAP measures was created or used during the strategic process. The Forecasts, including non-GAAP financial information used therein were relied upon by Rothschild, as directed by our management, for purposes of its opinion to our Board as described above in the section entitled “—Opinion of the Company’s Financial Advisor” and by our Board in connection with its consideration of the Transactions. Financial metrics and other financial information provided to a financial advisor are excluded from the definition of “non-GAAP financial measures” under SEC rules and therefore are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, we have not provided a reconciliation of the non-GAAP financial information included in the Forecasts.

The table below presents selected elements of the Forecasts as prepared by the Company’s management and provided to Rothschild in May 2018 for its use and reliance in connection with its financial analyses and opinion to the Board as described above under the heading “—Opinion of the Company’s Financial Advisor.” The Probability Adjusted IVR Forecasts for 2018-2037 were finalized by Company management in early April 2018. The summary below is included solely to give the Company’s stockholders access to certain long-term financial projections that were made available to the Board and Rothschild, and is not included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Forecasts, while presented with numerical specificity, were based on numerous variables, estimates and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Given that the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the Forecasts include, but are not limited to, risks and uncertainties pertaining to the Company’s business, including those risks and uncertainties described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. See also the section entitled “—Forward-Looking Statements” in this Schedule 14D-9. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The Forecasts also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, certain accounting assumptions, timing of business investments, changes in actual or projected cash flows, competitive pressures and changes in tax or other laws or regulations or any other transaction or event that has occurred or that may occur and that was not anticipated when the Forecasts were prepared.

In addition, the Forecasts do not take into account any circumstances, transactions or events occurring after the dates on which the Forecasts were prepared and do not give effect to any changes or expenses as a result of the Offer or the Merger or any effects of the Transactions. Accordingly, actual results will differ, and may differ materially, from those contained in the Forecasts. There can be no assurance that the financial results in the Forecasts will be realized, or that future actual financial results will not materially vary from those estimated in the Forecasts.

The inclusion of selected elements of the Forecasts and accompanying narrative in the tables below should not be regarded as an indication that the Company and/or its affiliates, officers, directors, advisors or other representatives consider the Forecasts to be necessarily predictive of actual future events and this information should not be relied upon as such. None of the Company and/or its affiliates, officers, directors, advisors or other representatives gives any stockholder of the Company or any other person any assurance that actual results will not differ materially from the Forecasts and, except as otherwise required by law, the Company and its affiliates, officers, directors and other representatives undertake no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the dates on which the Forecasts were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Forecasts are shown to be in error.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, the Company’s stockholders are cautioned not to place undue reliance on the Forecasts included in this Schedule 14D-9. Catalent expresses no opinion regarding the Forecasts.

Forecasts for 2018-2023 ($ millions)(1)

	FYE December 31,							Terminal
	2018E	2H18E	2019E	2020E	2021E	2022E	2023E
Total Revenue	64.7	33.6	65.8	72.2	80.9	95.4	106.6	106.6
EBITDA(2)	12.9	7.3	11.8	14.4	17.6	23.7	28.1	28.1
Less: Depreciation and Amortization	(2.7)	(1.4)	(3.6)	(3.7)	(4.3)	(4.8)	(5.4)	(4.7)
EBIT(3)	10.2	5.8	8.2	10.7	13.3	18.9	22.6	23.4
Less: Cash Taxes@27.3%(4)	(2.8)	(1.6)	(2.2)	(2.9)	(3.6)	(5.2)	(6.2)	(6.4)
Net Operating Profit After Tax(5)	7.4	4.2	6.0	7.8	9.7	13.8	16.4	17.0
Plus: Depreciation and Amortization	2.7	1.4	3.6	3.7	4.3	4.8	5.4	4.7
Less: Capital Expenditures	(5.4)	(2.5)	(5.7)	(6.2)	(7.3)	(4.6)	(4.7)	(4.7)
Less: Net Working Capital	(1.9)	0.2	1.3	(0.4)	(0.5)	(1.4)	(0.8)	(0.8)
Unlevered Free Cash Flow(6)	2.8	3.4	5.2	4.9	6.2	12.5	16.4	16.2

(1)	This table reflects selected measures from the Forecasts for the fiscal years 2018 through 2023 as provided by the Company’s management to the Board in connection with its review of a possible transaction and to Rothschild for its use and reliance in connection with its financial analyses and opinion to the Board summarized under “—Opinion of the Company’s Financial Advisor.” The Forecasts reflected in the table exclude any milestone or royalty payments that the Company may receive related to the Company’s IVR platform, IVR-related research and development expenses and one-time items related thereto.
(2)	“EBITDA” means operating profit before interest, taxes, depreciation and amortization.
(3)	“EBIT” means operating profit before interest and taxes.
(4)	The tax rate was based on federal and state (Massachusetts) statutory tax rates.
(5)	Net Operating Profit After Tax (“NOPAT”) for purposes of the Forecasts is calculated by tax affecting EBIT based on tax rates estimated by the Company’s management.
(6)	Unlevered Free Cash Flow is a non-GAAP financial measure defined as earnings before interest after tax, less increases in net working capital, plus depreciation and amortization, less capital expenditures. In calculating such unlevered, after-tax free cash flows, share-based compensation was treated as a cash expense.

Probability Adjusted IVR Forecasts for 2018-2037 ($ millions)(1)

Risk adjusted milestone payments

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Risk Adjusted Milestone Payments(2)	0.3	0.1	0.9	0.2	0.4	1.0	1.9	2.0	1.9	3.8	—	—	—	—	—	—	—	—	—	—

Risk adjusted royalty payments

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Risk Adjusted Royalty Payments	—	—	—	—	—	0.1	0.3	0.8	1.7	2.5	0.9	0.7	0.8	0.8	0.8	0.8	0.8	0.4	0.1	0.1
Total Risk Adj. Deal Payments (excl. General Milestones)(3)	—	—	0.8	0.1	0.3	1.0	2.3	2.8	3.6	6.4	0.9	0.7	0.8	0.8	0.8	0.8	0.8	0.4	0.1	0.1
Total Risk Adjusted Cash Flow(4)	—	—	0.6	0.1	0.2	0.8	1.7	2.0	2.6	4.6	0.7	0.5	0.6	0.6	0.6	0.6	0.6	0.3	0.1	0.1

(1)	The tables reflect selected financial measures for forecasted milestone and royalty payments from the license agreement for the Company’s IVR products.
(2)	Risk Adjusted Milestone Payments include general milestone payments to the Company of $250,000 and paid in May 2018, and $200,000 of pass-through milestone payments by the Company to Massachusetts General Hospital. General milestone payments are excluded from Total Risk Adjusted Deal Payments and Cash Flows.
(3)	For each IVR candidate, certain risk-adjusted rates provided by the Company were applied to potential future clinical and regulatory development milestone payments, sales and potential future royalties based on future net sales. The clinical development success rates provided by the Company were based on published success rates from sources from 2006-2015.
(4)	The estimated risk adjusted cash flows of the Company were forecasted by the Company to generate as a result of IVR payments after cash taxes of 27.3% (the tax rate was based on federal and state (Massachusetts) statutory tax rates).

Forecasts for Net Operating Loss (NOL) for 2018-2031 ($ millions)(1)

Discounted tax savings
US federal	10.3
US state	0.5
UK	1.4

Total	12.2

(1)	The table reflects the aggregate discounted tax savings over the forecast period for NOL utilization of federal, state and foreign NOLs to offset tax provisions. Assumes federal tax rate of 21.0%, Massachusetts tax rate (net of federal deductible) of 6.3%, and UK tax rate of 19.0%. For periods beginning with 2032, there are no projected tax savings from NOL utilization.

Intent to Tender.

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Rothschild is acting as financial advisor to the Company with respect to the Offer and the Merger and will receive an aggregate fee of approximately $4.9 million from the Company for its services, $500,000 of which has been paid for services performed by Rothschild through June 2018, $500,000 of which became payable upon delivery of Rothschild’s opinion, and $3.9 million of which is contingent upon the consummation of the Merger. The Company has also agreed to reimburse Rothschild for certain expenses and to indemnify Rothschild against certain liabilities arising out of its engagement.

Chestnut is acting as financial advisor to the Company with respect to the Offer and the Merger and will receive an amount equal to approximately $1.0 million from the Company for services and has incurred an aggregate retainer fee of $50,000 for the period through June 2018. The Company has also agreed to reimburse Chestnut for certain expenses and to indemnify Chestnut against certain liabilities arising out of its engagement.

Additional information pertaining to the retention of Rothschild and Chestnut by the Company in Item 4 under the headings “—Background of the Transactions; Reasons for the Recommendation of the Board” and “—Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf in connection with the Transactions.

Item 6.	Interest in Securities of the Subject Company.

Other than (i) the scheduled vesting of Company restricted stock units and issuances by the Company with respect thereto, (ii) the scheduled vesting of Company stock options and (iii) the grant of Company restricted stock units and Company stock options in the ordinary course and in accordance with the terms of the Merger Agreement, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under Item 3 “—Arrangements with the Company’s Directors and Executive Officers in the Merger” is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary of Section 262 of the DGCL to a “stockholder” is to a record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of appraisal rights in connection with the Merger should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:

•	You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be 12:00 midnight, New York City time, at the end of August 13, 2018, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Merger Sub extends the Offer pursuant to the terms of the Merger Agreement and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was on or about July 17, 2018). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•	You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Juniper Pharmaceuticals, Inc.

33 Arch Street, Suite 3110

Boston, Massachusetts 02110

Attention: President and Chief Executive Officer

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Catalent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Catalent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the Transactions (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement and the Transactions.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Catalent, Merger Sub, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Catalent, Merger Sub and their respective board of directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Catalent and Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.

Regulatory Approvals.

Each of the Company, Catalent and Merger Sub agreed to use reasonable best efforts to make and effect all registrations, filings and submissions, if any, required to be made or effected by it or otherwise advisable pursuant to applicable antitrust laws, the Exchange Act and other applicable legal requirements with respect to the Offer and the Merger.

The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required as a result of Catalent or Merger Sub’s acquisition or ownership of the Shares. There can be no assurance that any governmental authority will not challenge the acquisition of the Shares on competition or other grounds and if a challenge is made, the results cannot be predicted.

Stockholder Approval of the Merger Not Required.

Because the Merger will be effected in accordance with Section 251(h) of the DGCL, no stockholder vote will be necessary to authorize the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), the acquiror holds at least the percentage of stock of the target corporation, and of each class or series thereof, that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the shares of stock that were the subject of the tender offer but not tendered into the tender offer are converted into the same consideration for such stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the satisfaction of the conditions to the consummation of the proposed Transactions; the timing of the completion of the proposed Transactions, the potential impact of the announcement or consummation of the proposed Transactions on the Company’s relationships, including with employees, suppliers and customers; projections or forecasts of revenues, costs, or earnings; the expected benefits and costs of the proposed transaction; the risk that stockholder litigation in connection with the proposed Transactions may result in significant costs, defense, indemnification and liability; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Rule 14d-9(c) promulgated under the Exchange Act and General Instruction E to Schedule 14D-9.

Item 9.	Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated July 17, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Catalent and Merger Sub on July 17, 2018).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, published July 17, 2018, in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Press Release issued by Juniper Pharmaceuticals, Inc., on July 3, 2018 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K (File No001-10352) filed on July 3, 2018).

(a)(5)(B)	Press Release issued by Catalent, Inc., on July 3, 2018 ((incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO filed on July 9, 2018).

(a)(5)(C)	Email sent to employees from the Chief Executive Officer of Juniper Pharmaceuticals, Inc. dated July 3, 2018 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 3, 2018).

(a)(5)(D)	Letter sent to employees of Juniper Pharmaceuticals, Inc. from the Chief Executive Officer of Catalent, Inc., dated July 3, 2018 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 3, 2018).

(e)(1)	Agreement and Plan of Merger, by and among Catalent Pharma Solutions, Inc., Catalent Boston, Inc. and Juniper Pharmaceuticals, Inc., July 2, 2018 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K (File No. 001-37530) filed on July 3, 2018).

(e)(2)	Confidentiality Agreement, dated February 16, 2018, between Juniper Pharmaceuticals, Inc. and Catalent Pharma Solutions, LLC.

(e)(3)	Juniper Pharmaceutical, Inc.’s Amended and Restated 2015 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-10352) filed on July 28, 2016).

(e)(4)	Juniper Pharmaceutical, Inc.’s Amended and Restated 2008 Long-Term Incentive Plan (incorporated by reference to Appendix A to the Proxy Statement on Form DEF 14A (File No. 001-10352) filed on March 22, 2013).

(e)(5)	Amended and Restated Employment Agreement, by and between Juniper Pharmaceuticals, Inc. and Alicia Secor, effective November 1, 2017 (incorporated by reference to Exhibit 10.3 to the Report on Form 10-Q (File No. 001-10352), filed on November 2, 2017).

(e)(6)	Amended and Restated Employment Agreement, by and between Juniper Pharma Services, Limited and Dr. Nikin Patel, effective November 1, 2017 (incorporated by reference to Exhibit 10.2 to the Report on Form 10-Q (File No. 001-10352), filed on November 2, 2017).

(e)(7)	Amended and Restated Employment Agreement, by and between Juniper Pharmaceuticals, Inc. and Jeffrey Young, effective November 1, 2017 (incorporated by reference to Exhibit 10.1 to the Report on Form 10-Q (File No. 001-10352), filed on November 2, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 17, 2018

Juniper Pharmaceuticals, Inc.

By:	/s/ Alicia Secor
Name: Alicia Secor
Title: President and Chief Executive Officer

ANNEX A

Opinion of Rothschild Inc.

July 2, 2018

Board of Directors Juniper Pharmaceuticals, Inc. 33 Arch Street, Suite 3110 Boston, MA 02110

Members of the Board of Directors:

We understand that Catalent Pharma Solutions, Inc. (“Parent”), Catalent Boston, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and Juniper Pharmaceuticals, Inc. (the “Company”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), which provides, among other things, for (i) a tender offer (the “Offer”) for all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (“Company Shares”), pursuant to which Merger Sub will pay $11.50 in cash (the “Offer Price”) for each Company Share accepted, and (ii) following the consummation of the Offer, the merger of Merger Sub with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”, and together with the Offer, the “Transaction”), pursuant to which each issued and outstanding Company Share other than the Excluded Shares (as such term is defined in the Agreement) will be cancelled and converted into the right to receive an amount equal to the Offer Price (the “Merger Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

The board of directors of the Company (the “Board”) has requested our opinion as to whether the Offer Price or the Merger Consideration, as applicable, payable to the holders of Company Shares (other than the Excluded Shares) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

In arriving at our opinion set forth below, we have, among other things: (i) reviewed a draft of the Agreement dated July 2, 2018; (ii) reviewed certain publicly available business and financial information that we deemed to be generally relevant concerning the Company and the industry in which it operates, including certain publicly available research analyst reports and the reported price and historical trading activity for the Company Shares; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed generally relevant and the consideration received in such transactions; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other public companies we deemed generally relevant, including data related to public market trading levels and implied trading multiples; (v) reviewed certain internal financial and operating information with respect to the business, operations and prospects of the Company, including certain financial forecasts and net operating loss (NOL) utilization forecasts relating to the Company prepared by the management of the Company (the “Forecasts”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion. In addition, we have held discussions with certain members of the management of the Company regarding the Transaction, the past and current business operations and financial condition and prospects of the Company, the Forecasts and certain other matters we believed necessary or appropriate to our inquiry.

In arriving at our opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished or made available to us by the Company and its associates, affiliates and advisors, or otherwise reviewed by or for us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities of the Company (including, without limitation, real property owned by the Company or to which the Company holds a leasehold interest), nor have any such valuations or appraisals been provided to us, and we do not express any opinion as to the value of such assets or liabilities. We have not evaluated the solvency or fair value of the Company or Parent under any state, federal or other laws relating to

Board of Directors

Juniper Pharmaceuticals, Inc.

July 2, 2018

bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company or Parent. At the direction of the management of the Company, we have used and relied upon the Forecasts for purposes of our opinion. In relying on the Forecasts, we have assumed, at the direction of the Company, that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by the Company’s management as to the expected future results of operations and financial condition of the Company and the expected future utilization of NOLs by the Company. We express no view as to the reasonableness of the Forecasts and the assumptions on which they are based.

We have assumed that the transactions contemplated by the Agreement will be consummated as contemplated in the Agreement without any waiver or amendment of any terms or conditions, including, among other things, that the parties will comply with all material terms of the Agreement and that in connection with the receipt of all necessary governmental, regulatory or other approvals and consents required for the Transaction, no material delays, limitations, conditions or restrictions will be imposed. For purposes of rendering this opinion, we have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company since the date of the most recent financial statements and other information, financial or otherwise, relating to the Company made available to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We do not express any opinion as to any tax or other consequences that may result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters. We have relied as to all legal, tax and regulatory matters relevant to rendering our opinion upon the assessments made by the Company and its other advisors with respect to such issues. In arriving at our opinion, we have not taken into account any litigation, regulatory or other proceeding that is pending or may be brought against the Company or any of its affiliates. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the draft of the Agreement reviewed by us.

Our opinion is necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they exist and can be evaluated on, and the information made available to us as of, the date hereof and the conditions and prospects, financial and otherwise, of the Company as they were reflected in the information provided to us and as they were represented to us in discussions with the management of the Company. We are expressing no opinion herein as to the price at which the Company Shares will trade at any future time. Our opinion is limited to the fairness, from a financial point of view, to the holders of Company Shares (other than the Excluded Shares) of the Offer Price or the Merger Consideration, as applicable, payable to such holders in the Transaction pursuant to the Agreement and we express no opinion as to any underlying decisions which the Company may make to engage in the Transaction or any alternative transaction. We do not express any opinion, nor have we been asked by the Board to express any opinion, as to the relative merits of the Transaction as compared to any alternative transaction. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Offer Price and the Merger Consideration to the extent expressly set forth herein, of the Transaction, the Agreement or any other agreement entered into in connection with the Transaction.

We and our affiliates are engaged in a wide range of financial advisory and investment banking activities. In addition, in the ordinary course of their asset management, merchant banking and other business activities, our affiliates may trade in the securities of the Company, Parent and any of their respective affiliates, for their own accounts or for the accounts of their affiliates and customers, and may at any time hold a long or short position in such securities. We are acting as financial advisor to the Company with respect to the Transaction and will receive a fee from the Company for our services, a portion of which is payable upon delivery of this opinion and

Board of Directors

Juniper Pharmaceuticals, Inc.

July 2, 2018

the remaining portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and indemnify us against certain liabilities that may arise out of our engagement. We and our affiliates may in the future provide financial services to the Company, Parent and/or their respective affiliates in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services.

This opinion is provided for the benefit of the Board (solely in its capacity as such) in connection with and for the purpose of its evaluation of the Transaction. This opinion should not be construed as creating any fiduciary duty on our part to any party. This opinion does not constitute a recommendation to the Board as to whether to approve the Transaction or a recommendation as to whether or not any holder of Company Shares should tender such Company Shares in connection with the Offer or how any holder of Company Shares should vote or otherwise act with respect to the Transaction or any other matter. In addition, the Board has not asked us to address, and this opinion does not address, (i) the fairness to, or any other consideration of, the holders of any class of securities (other than holders of Company Shares and then only to the extent expressly set forth herein) or creditors or other constituencies of the Company or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Parent, the Company, or any class of such persons, whether relative to the Offer Price and the Merger Consideration pursuant to the Agreement or otherwise.

This opinion is given and speaks only as of the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion. This opinion has been approved by the Global Advisory Commitment Committee of Rothschild Inc.

On the basis of and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price or the Merger Consideration, as applicable, payable to the holders of Company Shares (other than the Excluded Shares) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Rothschild Inc.
ROTHSCHILD INC.

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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